Exhibit 99.1

EQONEX LIMITED

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

30 sEPTEMBER 2021 AND 2020

EQONEX LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

For the six months ended 30 September 2021 and 30 September 2020 (Unaudited)

		Six months ended 30 September 2021	Six months ended 30 September 2020
	Notes	USD	USD
CONTINUING OPERATIONS
Revenue	3	3,584,151	23,133

General and administrative expenses	4	(38,373,872)	(36,049,082)
OPERATING LOSS		(34,789,721)	(36,025,949)

Other gains/(losses) and (expenses), net	6	2,558,536	(75,928,775)

Finance costs, net	7	(127,830)	(947,556)

LOSS BEFORE TAX		(32,359,015)	(112,902,280)
Income tax expense	8	-	-
LOSS FROM CONTINUING OPERATIONS		(32,359,015)	(112,902,280)
DISCONTINUED OPERATIONS
Profit from discontinued operations (attributable to the ordinary equity holders of the Company)	32	-	4,879,980

LOSS FOR THE PERIOD		(32,359,015)	(108,022,300)
Loss attributable to:
Owners of the Company		(31,996,941)	(107,854,701)
Non-controlling interests		(362,074)	(167,599)
		(32,359,015)	(108,022,300)
LOSS PER SHARE FOR LOSS FROM CONTINUING OPERATIONS ATTRIBUTABLE TO THE ORDINARY EQUITY HOLDERS OF THE COMPANY
Basic loss per share	9	$(0.83)	$(6.04)

EARNINGS PER SHARE FOR PROFIT FROM DISCONTINUED OPERATIONS ATTRIBUTABLE TO THE ORDINARY EQUITY HOLDERS OF THE COMPANY
Basic earnings per share	9	$-	$0.26

LOSS PER SHARE FOR LOSS ATTRIBUTABLE TO THE ORDINARY EQUITY HOLDERS OF THE COMPANY
Basic loss per share	9	$(0.83)	$(5.78)

The above interim condensed consolidated statement of profit or loss should be read in conjunction with the accompanying notes.

EQONEX LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

For the six months ended 30 September 2021 and 30 September 2020 (Unaudited)

		Six months ended 30 September 2021	Six months ended 30 September 2020
	Notes	USD	USD

LOSS FOR THE PERIOD		(32,359,015)	(108,022,300)

OTHER COMPREHENSIVE INCOME / (LOSS)
Exchange gain / (loss) on translation of foreign operations		388,906	(168,058)
Digital asset revaluation gain	18	620	-
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(31,969,489)	(108,190,358)
Total comprehensive loss attributable to:
Owners of the Company		(31,607,415)	(108,022,759)
Non-controlling interests		(362,074)	(167,599)
		(31,969,489)	(108,190,358)
Total comprehensive (loss) / income attributable to Owners of the Company arising from:
Continuing operations		(31,607,415)	(112,902,739)
Discontinued operations		-	4,879,980
		(31,607,415)	(108,022,759)

The above interim condensed consolidated statement of comprehensive loss should be read in conjunction with the accompanying notes.

EQONEX LIMITED

iNTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

At 30 September 2021 (Unaudited) and 31 March 2021 (Audited)

		(Unaudited) At 30 September 2021	(Audited) At 31 March 2021
	Notes	USD	USD
ASSETS
Intangible assets, net	10	16,488,927	14,845,896
Property, plant and equipment, net	11	463,017	473,512
Right-of-use assets, net	12	5,267,052	906,474
Financial assets at fair value through profit or loss	13	2,404,188	304,053
Prepayments, deposits and other receivables, non-current	14	350,365	152,988
Non-current assets		24,973,549	16,682,923
Trade receivables	14	34,007	12,604
Prepayment, deposits and other receivables	14	3,330,046	3,256,771
Amounts due from related companies	16	60,532	12,296
Amounts due from shareholders	16	32,715	36,963
Client assets	17	44,320,878	27,021,925
Digital assets	18	3,682,360	348,998
USDC	19	4,177,261	2,034,800
Cash and cash equivalents		23,488,330	52,118,497
Current assets		79,126,129	84,842,854
TOTAL ASSETS		104,099,678	101,525,777
EQUITY
Share capital	20	314,298,477	312,633,450
Reverse acquisition reserve	20	(129,036,521)	(129,036,521)
Revaluation surplus	18	84,888	180,260
Share-based payment reserve	21	75,486,525	63,540,756
Foreign currency translation reserve		(122,924)	(511,830)
Accumulated losses		(216,881,063)	(184,980,114)
Shareholders’ equity attributable to the owners of the Group		43,829,382	61,826,001
Non-controlling interests		(1,110,210)	(748,136)
Total equity		42,719,172	61,077,865
LIABILITIES
Lease liabilities, non-current	24	4,461,259	134,951
Non-current liabilities		4,461,259	134,951
Amount due to an associate	15	900,000	900,000
Amounts due to related companies	16	208,760	203,460
Amounts due to directors	16	8,293	6,785
Client liabilities	17	44,320,878	27,021,925
Lease liabilities, current	24	984,036	733,488
Warrants liability	22	100,755	5,197,201
Other payables and accruals	25	10,396,525	6,250,102
Current liabilities		56,919,247	40,312,961
Total liabilities		61,380,506	40,447,912
TOTAL EQUITY AND LIABILITIES		104,099,678	101,525,777

The above interim condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

EQONEX LIMITED

interim CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 September 2021 and 30 September 2020 (Unaudited)

				Reverse acquisition	Revaluation		Share-based payment	Foreign currency translation	Accumulated		Non-controlling	Total shareholders’
		Shares	Amount	reserve	surplus	Warrants	reserve	reserve	losses	Total	interests	equity
	Notes		USD	USD	USD	USD	USD	USD	USD	USD	USD	USD

Balance at 1 April 2020 (audited) (Note a)	20	1,251,347	54,156,279	-	-	-	10,356,664	14,048	(68,186,372)	(3,659,381)	(205,795)	(3,865,176)
Shares issued for cash during the period	20	3,572	285,438	-	-	-	-	-	-	285,438	-	285,438
Shares issued on conversion of convertible bond	20	318,311	25,436,232	-	-	-	-	-	-	25,436,232	-	25,436,232
Shares issued for services	20	595	47,546	-	-	-	-	-	-	47,546	-	47,546
Shares issued for intangible asset purchase	10	3,899	600,056	-	-	-	-	-	-	600,056	-	600,056
Shares issued to employees	20	9,114	728,300	-	-	-	-	-	-	728,300	-	728,300
Shares issued to settle shareholder loan	16	9,039	722,306	-	-	-	-	-	-	722,306	-	722,306
Equity-settled share-based payments	21	448	35,800	-	-	-	20,913,489	-	-	20,949,289	-	20,949,289
Equity-settled earn-out awards	21	-	-	-	-	-	32,148,300	-	-	32,148,300	-	32,148,300
Anti-dilutive share issuance	20	187,001	-	-	-	-	-	-	-	-	-	-
Expenses related to raise of capital	20	6,382	(152,044)	-	-	-	-	-	-	(152,044)	-	(152,044)
Total loss for the period		-	-	-	-	-	-	-	(107,854,701)	(107,854,701)	(167,599)	(108,022,300)
Total other comprehensive loss for the period		-	-	-	-	-	-	(168,058)	-	(168,058)	-	(168,058)
Subtotal		1,789,708	81,859,913	-	-	-	63,418,453	(154,010)	(176,041,073)	(30,916,717)	(373,394)	(31,290,111)
Recapitalization of Diginex HK (1:13.9688 exchange ratio)	20	23,210,292	129,019,911	(129,019,911)	-	-	-	-	-	-	-	-
Subtotal		25,000,000	210,879,824	(129,019,911)	-	-	63,418,453	(154,010)	(176,041,073)	(30,916,717)	(373,394)	(31,290,111)
Recapitalized with founding share of the Company	31	1	1	(16,610)	-	-	-	-	-	(16,609)	-	(16,609)
Acquisition of 8i Enterprises	31	6,688,392	56,851,332	-	-	8,324,147	-	-	-	65,175,479	-	65,175,479
Balance at 30 September 2020 (unaudited)		31,688,393	267,731,157	(129,036,521)	-	8,324,147	63,418,453	(154,010)	(176,041,073)	34,242,153	(373,394)	33,868,759

Note a – The balance of share capital as at 31 March 2020 of the Group has been recapitalized and reflected as such in the condensed consolidated statement of financial position.

The above interim condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

EQONEX LIMITED

interim CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continued)

For the six months ended 30 September 2021 and 30 September 2020 (Unaudited)

				Reverse acquisition	Revaluation		Share-based payment	Foreign currency translation	Accumulated		Non-controlling	Total shareholders’
		Shares	Amount	reserve	surplus	Warrants	reserve	reserve	Losses	Total	interests	equity
	Notes		USD	USD	USD	USD	USD	USD	USD	USD	USD	USD

Balance at 1 April 2021 (audited)		38,798,361	312,633,450	(129,036,521)	180,260	-	63,540,756	(511,830)	(184,980,114)	61,826,001	(748,136)	61,077,865
Shares issued for services	20	78,117	635,327	-	-	-	-	-	-	635,327	-	635,327
Shares issued for intangible asset purchase	10	154,906	900,000	-	-	-	-	-	-	900,000	-	900,000
Shares issued to employees	20	16,370	129,700	-	-	-	-	-	-	129,700	-	129,700
Equity-settled share-based payments	21	-	-	-	-	-	11,945,769	-	-	11,945,769	-	11,945,769
Revaluation surplus realization	18	-	-	-	(95,992)				95,992	-	-	-
Total loss for the period		-	-	-	-	-	-		(31,996,941)	(31,996,941)	(362,074)	(32,359,015)
Total other comprehensive income for the period		-	-	-	620	-	-	388,906	-	389,526	-	389,526
Balance at 30 September 2021 (unaudited)		39,047,754	314,298,477	(129,036,521)	84,888	-	75,486,525	(122,924)	(216,881,063)	43,829,382	(1,110,210)	42,719,172

The above interim condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

EQONEX LIMITED

interim CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the six months ended 30 September 2021 and 30 September 2020 (Unaudited)

		Six months ended 30 September 2021	Six months ended 30 September 2020
	Notes	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES
(Loss) profit from:
Continuing operations		(32,359,015)	(112,902,280)
Discontinued operations		-	4,879,980)
LOSS INCLUDING DISCONTINUED OPERATIONS		(32,359,015)	(108,022,300)
Adjustment for:
Fair value gain on warrant liability at fair value through profit or loss	6	(5,096,446)	-
Fair value loss on digital assets through profit or loss	6	870,364	-
Finance costs, net	7	127,830	947,556
Net fair value gain on financial assets at fair value through profit or loss	6	(100,135)	(22,266)
Depreciation – property, plant and equipment	11	184,271	399,389
Loss on disposal – property, plant and equipment	11	87,811	37,600
Depreciation – right-of-use assets	12	947,574	961,357
Impact on reclassification to short term lease		-	(32,588)
Amortization – intangible assets	10	1,777,879	478,069
Shares issued to employees – salary deferral and others	20	-	715,834
Shares issued to employees – vested options	20	-	35,800
Equity settled share-based payments – salaries to be settled in shares	21	54,567	-
Equity settled share-based payments – employee share option scheme and accrued share awards to service providers	21	8,567,350	20,913,489
Equity settled share-based payments – unit purchase option	21	1,417,149	-
Equity settled share-based payments – restricted share units	21	2,519,273	-
Equity settled earn-out awards	21	-	32,148,300
Transaction expense	31	-	43,995,869
Discontinued operations	32	-	(5,987,534)
		(21,001,528)	(13,431,425)
Changes in:
Trade receivables		(21,403)	67,413
Prepayments, deposits and other receivables		(120,652)	(188,703)
Client assets		(17,298,953)	(2,836,424)
Client liabilities		17,298,953	2,836,424
Amounts due from related companies		(48,059)	-
Amounts due to related companies		5,300	-
Other payables and accruals		3,856,457	598,197
Amounts due to directors		1,508	(371,948)
Advances to an associate company		-	700,000
Advance from an associate company		-	900,046
Amounts due to shareholders		-	67
Amounts due from shareholders		4,248	-
Digital assets		830,835	(303,555)
USDC		(2,142,461)	-
Cash used in operating activities		(18,635,755)	(12,029,908)
Finance costs received / (paid)		475	(341,761)
Net cash used in operating activities		(18,635,280)	(12,371,669)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	11	(261,017)	(43,723)
Acquisition of subsidiaries, net of cash acquired	31	-	(25,000)
Cash received on completion of Transaction	31	-	24,149,575
Cash held in trust	31	-	(35,263,363)
Redemption liability	31	-	35,263,363
Acquisition of digital assets	18	(5,033,941)	-
Investment in financial assets through profit and loss	13	(2,000,000)	-
Software development	10	(2,520,135)	(3,782,142)
Net cash (used in) generated from investing activities		(9,815,093)	20,298,710
CASH FLOWS FROM FINANCING ACTIVITIES
Payment of lease liabilities	24	(565,071)	(1,175,969)
Proceeds from issues of share capital, net		-	255,438
Proceeds from loans from shareholders	16	-	100,000
Repayment of loans from shareholders	16	-	(3,949,050)
Repayment of notes payable	26	-	(675,000)
Proceeds from convertible bond, net		-	24,272,539
Net cash (used in) generated from financing activities		(565,071)	18,827,958
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS		(29,015,444)	26,754,999
Cash and cash equivalents at the beginning of the period		52,118,497	988,836
Effect of foreign exchange rate changes		385,277	(167,347)
CASH AND CASH EQUIVALENTS AT 30 SEPTEMBER		23,488,330	27,576,488

Non-cash investing and financing activities

Non-cash investing and financing activities for the six months ended 30 September 2021, as disclosed in the notes, are:

●	Acquisition of intangible assets through the issuance of shares valued at $900,000 (note 10)
●	Additions to right-of-use assets and lease liabilities of $5,111,736 (note 12)
●	Additions to right-of-use assets and provisions of $289,966 related to a dilapidation provision for the new Hong Kong office (note 12).
●	Issuance of shares for services for $635,327 and to employees for $129,700

Non-cash investing and financing activities for the six months ended 30 September 2020, as disclosed in the notes, are:

●	Acquisition of intangible assets through the issuance of Diginex HK shares valued at $600,056
●	Additions to right-of-use assets and lease liabilities of $406,333 (notes 12 and 24)
●	Settlement of loans from shareholders of $722,306 via issuance of shares in Diginex HK (note 16.6)
●	Settlement of loans from shareholders of $100,000 via issuance of a convertible bond (note 16.6)
●	Settlement of deferred compensation from the salary deferral scheme of $485,000 via issuance of convertible bonds (note 27)
●	Conversion of convertible bonds and accrued interest into shares in Diginex HK of $25,436,232 (note 20)

The above interim condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

EQONEX LIMITED

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 30 September 2021 and 2020 (Unaudited)

1 ACTIVITIES

Eqonex Limited (the “Company”) was incorporated on 1 October 2019 and domiciled in Singapore with its registered office and principal place of business located at 140 Robinson Road #18-00 Crown at Robinson, Singapore 068907. The Company was formerly known as Diginex Limited before 13 October 2021.

The Company is an investment holding company listed on Nasdaq (ticker: EQOS). The Company has various subsidiaries that are incorporated in Hong Kong, People’s Republic of China (“PRC”), Singapore, Vietnam, Switzerland, Republic of Korea, Germany, Jersey, United Kingdom, British Virgin Islands, Luxembourg and Republic of Seychelles (collectively, the “Group”). The principal activities of its subsidiaries are the provision of financial services and technology solutions for the digital asset trading community.

On 30 September 2020, the Company completed a share swap transaction (“Transaction”) with 8i Enterprises Acquisition Corp (“8i Enterprises”), a company incorporated in the British Virgin Islands and Diginex Limited (“Diginex HK”), a company incorporated in Hong Kong. Prior to the Transaction, Diginex HK was the parent of the Diginex group of companies (“Diginex HK group”). 8i Enterprises was a blank check company listed on Nasdaq, also referred to as a Special Purpose Acquisition Company (“SPAC”). The SPAC was formed for the sole purpose of entering into a share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. The Transaction resulted in the Company becoming the ultimate parent holding company of 8i Enterprises and Diginex HK (together with its subsidiaries) and listed on Nasdaq under the ticker code EQOS. Diginex HK became a subsidiary of 8i Enterprises. Prior to the Transaction, the Company had issued one founding share and as part of the Transaction, the Company issued 31,688,392 new shares and 6,212,050 warrants. 25,000,000 of the new shares were issued to former shareholders of Diginex HK with the balance being issued to former shareholders of 8i Enterprises and service providers that aided the completion of the Transaction. The warrants were issued to former shareholders and warrant holders of 8i Enterprises. During the year ended 31 March 2021, 2,961,935 warrants were exercised at the warrant price of $11.50 per share resulting in the issuance of 1,480,965 Company shares, with the remaining 3,250,115 purchased by the Company for 1 cent per warrant.

Under the terms of the Transaction, the Company is also required to issue 12,000,000 earn-out shares in four equal tranches to the former shareholders of Diginex HK if certain share price milestones are met over a four-year period post 30 September 2020. Upon reaching the earn-out milestones, a service provider to the Transaction is also entitled to receive the equivalent of 1% of the earn-out shares issued. 3,000,000 earn-out shares were issued during the year ended 31 March 2021, with 9,000,000 remaining outstanding as at 30 September 2021. See note 21.4 for details.

Furthermore, as part of the Transaction, 5,600,000 employee share options were granted to replace the legacy employee share option scheme of Diginex HK. These employee share options vested on 30 December 2021.

Prior to 30 September 2020, under the structure of the SPAC, the 8i Enterprises shareholders had the option to redeem their investment. If they decided not to redeem, their shares would be swapped on a one to one basis with those of the Company. Upon investment into 8i Enterprises, the SPAC shareholder monies were placed in an interest-bearing Trust account (the “Trust”) and as at 30 September 2020 the balance of the account was $59,247,307 which equated to $10.30 per share, comparing to the initial investment per share of $10.00. The increment being additional fees to extend the SPAC’s time available to consummate the Transaction and interest earned. Prior to the Transaction, holders of 3,423,625 out of a total of 5,750,000 shares opted to redeem their holdings in 8i Enterprises in cash instead of participating in the Transaction. Accordingly, on 30 September 2020, the Group held cash of $35,263,363 that was due back to these redeeming shareholders with such funds being paid on 2 October 2020. In addition, cash of $3,019,223 was paid to the Transaction service providers that had outstanding invoices to leave a remaining cash balance in the Trust of $20,964,721.

Due to the structure of the above Transaction, these interim condensed consolidated financial statements are considered as a continuation of the Diginex HK group, with a recapitalization of equity post the Transaction. Accordingly, the 30 September 2021 and 30 September 2020 interim condensed consolidated financial statements reflect the financial performance and position of the Diginex HK group assuming it had been recapitalized under the terms of the Transaction. The total shareholders’ equity and reserves remain the same, with a reverse acquisition reserve to offset the increase in share capital.

These interim condensed consolidated financial statements are presented in US dollars (USD), which is the same as the functional currency of the Company.

These interim condensed consolidated financial statements for the six months ended 30 September 2021 and 30 September 2020 were authorized for issue by the Board of Directors on March 11, 2022. The Company’s board of directors has the power to amend the interim condensed consolidated financial statements after issue.

1.1 Summary of significant transactions

During the six months ended 30 September 2021, the Group incurred the following transactions that significantly affect the financial position and performance of the Group:

●	The Company issued 154,906 shares for the acquisition of a perpetual software license to support the borrowing and lending business (see note 10), 78,117 shares for services, and 16,370 shares as payment to employees based on contractual obligations.
●	Total capitalization of software development, as intangible assets, of $2,520,135 in relation to the continued build out of the digital asset exchange, EQONEX, ($2,116,843), Digivault ($151,201), and the borrowing and lending platform ($252,091), see note 10.
●	The Group recognized employee share options expense for the six months ended 30 September 2021 amounted to $5,339,219, see note 21.
●	The Group recognized share-based payment expense for the six months ended 30 September 2021 of $3,228,131 for shares awarded to service providers, non-executive directors and a contractor; and $54,567 awarded as employee benefits, see note 21.
●	The Company recognized expenses of $1,417,149 associated with 345,000 unit purchase options associated with the Transaction and an associated increase in the share based payment reserve, see note 21.
●	The Group granted restricted share units (“RSUs”) to employees which are equity settled share-based payments in accordance with IFRS 2, which resulted in expense of $2,519,273 being recognized for the six months ended 30 September 2021, see note 21.
●	The Group signed a new long-term lease in Hong Kong recognizing a right-of-use asset in accordance with IFRS 16 for $5,111,736, see note 12.
●	The Group remeasured the warrant liability at $100,755 resulting in a fair value gain on remeasurement of financial liability of $5,096,446, see note 22.

2 BASIS OF PREPARATION

The interim condensed consolidated financial statements for the six months ended 30 September 2021 and 2020 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended 31 March 2021.

Operating results for the six months ended 30 September 2021 are not necessarily indicative of the results that may be expected for the year ending 31 March 2022.

In the opinion of management, the interim condensed consolidated financial statements include all adjustments necessary to make the financial statements not misleading, and all adjustments are of a normal recurring nature unless otherwise stated.

2.1 Going concern basis of accounting

The Company has incurred losses from continuing operations since inception and has an accumulated deficit as of 30 September 2021 which raised a going concern doubt unless additional capital was raised. As highlighted in note 34, the Company has taken action and has issued a convertible loan for $36 million and has the ability to reduce costs in the future. Should the Company not generate profits in the future to meet the repayment of any outstanding loan that had not been converted to equity, the Company may need to obtain additional financing.

2.2 Changes in accounting policies and disclosures

New IFRS standards adopted during the period

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual audited consolidated financial statements for the year ended 31 March 2021.

The Company has not early adopted any other standard interpretation or amendment that has been issued but is not effective.

2.3 Significant accounting estimates and judgements

The preparation of the Group’s interim condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the reporting date. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in the future.

In preparing these interim condensed consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation are the same as those applied to the audited consolidated financial statements as at and for the year ended 31 March 2021 except for the below.

Investment in Bletchley Park Multi-Strategy Fund Class E shares (“BP Fund”)

The fair value of the investment in BP Fund is primarily estimated based on the net asset value report (“NAV report”) provided by the fund administrator. BP Fund is an open-ended fund and third parties have been investing into the fund based on the NAV report value, as such we have used the NAV report as a key input in estimating the fair value of the investment.

Unit purchase options

The fair value of Unit Purchase Options is determined using a binomial model which requires the input of subjective assumptions, including the volatility of the Company share price and the expected life of the options. Any changes in these assumptions (as listed out in note 21.5) can significantly affect the estimate of the fair value of the unit purchase options.

Share-based payment – Restricted Share Units (“RSUs”)

Where RSUs have performance-based vesting targets, management apply judgement in estimating the number of awards expected to vest over the three year vesting period based on whether the performance based vesting targets are likely to be met or not.

Where RSUs have performance-based vesting targets which have not been established and communicated, the accounting grant date has not been established per IFRS, which sets the fair value per award. However, upon receiving the grant notification the awardee is deemed to have begun providing a service. In this scenario when the service start date is before the accounting grant date, per IFRS 2, the Group should recognize an expense based on management’s estimate of the grant date fair value. Therefore, on each reporting date where a grant date has not been established per IFRS 2 but service had been rendered by the awardee, the Group estimates the grant date fair value of the award based on the closing share price on such a reporting date.

2.4 Summary of significant accounting policies

In preparing these interim condensed consolidated financial statements, the Group’s accounting policies are the same as those applied to the audited consolidated financial statements as at and for the year ended 31 March 2021 with the exception of the below.

Unit purchase options

The unit purchase options are considered equity instruments and are recognized at the fair value upon initial recognition. As equity instruments, they are not subsequently remeasured.

Share-based payment –RSUs

The fair value of the RSUs granted to the directors, employees and contractors determined at the grant date of the respective units is expensed over the vesting period, with a corresponding adjustment to the Group’s share-based payment reserve. The grant date fair value is determined based on the closing share price of the Group on such a date. A grant date is considered as established per IFRS 2 when the Company and the awardee have a shared understanding of the terms and conditions of the arrangement.

2.5 Reclassification

Certain reclassifications have been made to the interim condensed consolidated financial statements in the prior period to present the breakdown of general administrative expenses in the notes to align with the presentation of the current period, and to reclass the fair value hierarchy in accordance with IFRS 13. The reclassifications have no impact on the previously reported loss for the period nor the accumulated losses.

3 Revenue

An analysis of the Group’s revenue from continuing operations for the reporting periods are as follows:

	Six months ended 30 September 2021	Six months ended 30 September 2020
	USD	USD
Exchange income	3,307,345	3,272
Trading income	209,649	9,105
Asset management fee income	45,361	-
Custody service income	21,735	758
Other income	61	-
Capital markets service income	-	9,998
	3,584,151	23,133

4 GENERAL AND ADMINistrative expenses

		Six months ended 30 September 2021	Six months ended 30 September 2020
	Notes	USD	USD
Employee benefit expenses (including directors’ compensation)	5	18,903,602	29,222,229
Amortization of intangible assets	10	1,777,879	478,069
Depreciation of property, plant and equipment	11	184,271	399,389
Depreciation of right-of-use assets	12	947,574	961,357
Operating lease expense in respect of short-term leases		41,694	137,175
Auditor’s remuneration	(a)	157,760	480,949
Legal and professional fees	(b)	5,569,181	942,107
Marketing and promotion	(c)	6,514,511	575,449
Software maintenance	(d)	308,039	303,984
Technology	(e)	3,280,665	2,054,304
Other expenses		688,696	494,070
		38,373,872	36,049,082

Note 4(a): Auditor’s remuneration dropped from $480,949 to $157,760 for the six months ended 30 September 2021. The reduction is due, in part, to expenses related to the Transaction in the six months ended 30 September 2020 that are not recurring.

Note 4(b): Legal and professional fees mainly consist of:

●	Fees associated with being a listed company including those related with SEC filings and incremental investor relation activities;

●	Cost associated with trademark applications following the rebranding during the six months ended 30 September 2021 from Diginex to Eqonex;

●	Incremental recruitment fees as the Group invested in high quality employees, during the six months ended 30 September 2021, to grow and support the business;

●	Cost associated with the legal structure and regulatory approval for the pending launch of the investment products business in Europe; and

●	Incremental fees for compliance related services to support Know Your Customer and Anti-Money Laundering monitoring during the six months ended 30 September 2021 following the launch of EQONEX in July 2020

Note 4(c): Fees paid to market and promote EQONEX following the launch of the exchange in July 2020. The marketing costs include fees paid to market makers of which the majority was settled via the issuance of equity.

Note 4(d): Software maintenance are costs associated with the improvements to EQONEX which do not meet the criteria to be capitalized.

Note 4(e): Technology costs consist, in part, of cloud-based hosting services. The period-on-period growth is driven by the additional demand for this service as activity on EQONEX increases.

5 Employee benefit expenses

5.1 Employee benefit expenses

	Six months ended 30 September 2021	Six months ended 30 September 2020
	USD	USD
Basic salaries, allowances and all benefits-in-kind	10,753,825	7,135,020
Pension costs - defined contribution plans (a)	236,718	166,229
Share-based payments (b)	7,913,059	21,920,980
	18,903,602	29,222,229

Note 5.1(a): For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual, or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as an employee benefit expense when they are due.

Note 5.1(b): For the six months ended 30 September 2021, share-based payments include the following:

●	$5,339,219 related to the employee share option scheme (note 21)
●	$2,519,273 related to the employee Restricted Share Units (“RSU”) (note 21)
●	$54,567 related to the fair value of shares awarded to employees and a contractor of the Group (note 21).

For the six months ended 30 September 2020, share-based payments included the following:

●	$20,159,369 related to the employee share option scheme (note 21)
●	$1,312,833 related to the vesting period changes due to the replacement employee share option scheme post Transaction (note 21)
●	$448,778 related to the fair value of shares awarded to staff as part of the salary deferral scheme, this excludes $9,263 related to the fair value of shares awarded which were reclassed to discontinued operations (note 32).

5.2 Directors’ compensation

	Six months ended 30 September 2021	Six months ended 30 September 2020
	USD	USD
Fees	75,000	-
Other emoluments:
Basic salaries, allowances and all benefits-in-kind	398,185	523,342
Pension costs - defined contribution plans	3,467	3,906
Share-based payments	2,372,575	9,581,771
	2,849,227	10,109,019

Share-based payments include expenses related to RSU’s and the employee share option scheme for the six months ended 30 September 2021 and only the employee share option scheme for the six months ended 30 September 2020.

During the six months ended 30 September 2020, certain directors held share options in respect of their services to the Group under the share option scheme of Diginex HK. The fair value of such options was determined as at the date of grant and adjusted for modification events during the period ended 30 September 2020, this resulting in a higher expense recognized during the period. (note 21). During this period, the directors also received a share-based payment award due to their participation in the salary deferral scheme as noted in note 5.1(b).

As a result of the Transaction, the compensation disclosed above for the six months ended 30 September 2020 includes that for directors of Diginex HK and the Company. The amounts to 30 September 2021 only include the directors of the Company.

6 Other GAINS / Losses and Expenses, net

	Notes	Six months ended 30 September 2021	Six months ended 30 September 2020
		USD	USD
Foreign exchange (loss)/gains, net		(385,935)	95,659
Net fair value gains on financial assets at fair value through profit or loss	(a)	100,135	22,266
Net fair value gains on financial liabilities at fair value through profit or loss	(b)	5,096,446	-
Transaction expense	(c)	(1,417,149)	(43,995,869)
Earn-out share awards related to the Transaction	(d)	-	(32,148,300)
Disposal of property, plant and equipment, net	11	(23,625)	(37,600)
Revaluation loss on digital assets	18	(870,364)	-
Others		59,028	135,069
		2,558,536	(75,928,775)

Note 6(a): During the six months ended 30 September 2021, the Group invested into the Bletchley Park Multi-Strategy Fund Class E shares which experienced an increase in the market value of $222,226. The fair value gain was offset by a decrease in the fair market value of the CSP tokens issued by Caspian and VOTE tokens issued by Agora (note 13) of $122,091.

Note 6(b): The private warrant liabilities were remeasured at 30 September 2021 resulting in a gain of $5,096,446. Private warrants were issued in January 2021. The reduction in fair value was primarily due to a decline in the company share price over the period from $10.97 at 31 March 2021 to $3.24 at 30 September 2021 (see note 22).

Note 6(c): During the six months ended 30 September 2021, the Group recognized an expense associated with the Transaction for a Unit Purchase Option granted to a service provider of the Transaction with a fair market value of $1,417,149.

During the six months ended 30 September 2020, the Group also recognized the below Transaction expense:

6,688,392 shares issued to former shareholders of 8i Enterprises and service providers (note 31)	(56,851,332)
6,212,050 warrants issued to the former warrant holders of 8i Enterprises (note 22)	(8,324,147)
(65,175,479)
Less: Total identifiable net assets of 8i Enterprises at fair value (note 31)	21,179,610
(43,995,869)

The shares and warrants issued were valued at the quoted closing price on Nasdaq on 30 September 2020 of $8.50 and $1.34 respectively.

Note 6(d): Under the terms of the Transaction up to 12,000,000 shares would be issued via an earn-out provision should share price milestones be met over a 4 year period from 30 September 2020. Upon reaching the earn-out milestones, a service provider to the Transaction is also entitled to receive the equivalent of 1% of the earn-out shares issued. These shares have a grant date fair value of $32,148,300 that was recognized on 30 September 2020 in the share-based payment reserve and as an expense to the interim condensed consolidated statement of profit or loss under IFRS 2 (note 21). Subsequently, in January 2021, as the first share price milestone was achieved, the Company issued 3,030,000 shares to the earn-out awardees and the service provider.

7 Finance costs, net

	Notes	Six months ended 30 September 2021	Six months ended 30 September 2020
		USD	USD
Interest on:
● Loans from shareholders	16	-	277,959
● Lease liabilities	24	128,305	143,057
● Notes payable	26	-	17,156
● Convertible bond	27	-	509,384

Other finance income		(475)	-
		127,830	947,556

8 Income tax expense

There was no income or deferred tax expense for the six months ended 30 September 2021 and 2020.

8.1 Reconciliation of effective tax rate

While the Company is domiciled in Singapore, the majority of back-office support operations were based in Hong Kong during the six months ended 30 September 2021 and 2020. These support costs are recharged out to the rest of the Group on an annual basis. In Hong Kong, the profit tax rate is 16.5%, except for the first HK$2,000,000 (c.$250,000) of assessable profits which are charged at 8.25%. There is no capital gains tax in Hong Kong. The tax charge on profits assessable elsewhere has been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretation and practices in respect thereof. As at 30 September 2021, the effective tax rate for the Group is 0%. Tax effects on other comprehensive loss have been deemed immaterial.

	Six months ended 30 September 2021	Six months ended 30 September 2020
	USD	USD
Loss from continuing operations before income tax expense	(32,359,015)	(112,902,280)
Profit (loss) from discontinued operations before income tax expense	-	4,879,980
	(32,359,015)	(108,022,300)
Notional tax calculated at the rates applicable to profits in the tax jurisdictions concerned	(6,898,639)	(10,756,317)
Tax effect of income that is not taxable	(1,709,599)	(821,072)
Tax effect of expenses that are not deductible	684,417	9,147,253
Tax effect of tax losses not utilized	7,543,309	2,323,818
Tax effect of temporary differences	380,512	106,318
Income tax expense for the period	-	-

The results for both reporting periods can also be analyzed in the following way:

	Six months ended 30 September 2021	Six months ended 30 September 2020
	USD	USD
Loss from continuing operations	(32,359,015)	(112,902,280)
Loss from discontinued operations	-	(117,137)
Total losses subject to income tax	(32,359,015)	(113,019,417)
Gain on sale of discontinued operations	-	4,997,117
Loss for the period before tax	(32,359,015)	(108,022,300)

Included in the loss generated in the six months ended 31 September 2021, the following material items of income are not taxable:

●	$4,858,708 relates to a dividend received by Diginex Limited, a company carrying on business in Hong Kong, declared and paid by DigitalTech Global Limited, another group company carrying on business in Hong Kong. Dividend income received from a company that is carrying on business in Hong Kong and therefore chargeable to profits tax in respect of that business is not subject to profits tax in the hands of the recipient;

●	$222,226 relates to unrealized remeasurement gain on an unlisted investment that is capital in nature (note 13), where gains and expenses which are capital in nature are not taxable in Hong Kong; and
●	$5,096,446 unrealized gain on the remeasurement of the warrant liabilities in Eqonex Limited, a Singapore resident company. These gains are capital in nature and Singapore income tax does not apply to capital gains.

Included in the loss generated in the six months ended 31 September 2021, the following material expenses are not tax deductible:

●	$1,514,427 share-based payment expenses associated with share options, restricted share units and share awards which are non-deductible in Singapore;
●	$122,091 unrealized remeasurement loss on listed investments that are capital in nature, where losses that are capital in nature are not taxable in Hong Kong (note 13);
●	$855,199 unrealized fair value remeasurement loss on digital assets held by Diginex Limited that are capital in nature; and
●	$1,417,149 share-based payment expense associated with the unit purchase option issued by Eqonex Limited (see note 21).

Included in the loss from continuing operations for the six months ended 30 September 2020 is an expense of $43,995,869 (note 31), which relates to the Transaction. This is a consolidation adjustment and not subject to taxation. The loss from continuing operations also includes an expense of $32,148,300 for the fair value of earn-out awards (note 21), which was recognized by the Company. This expense is treated as non-deductible and tax effected at the Singapore tax rate of 17%.

The impact of the operating loss from continued operations has resulted in the Group carrying forward tax losses of $24,897,072 (30 September 2020: $14,276,875). The losses carried forward as at 30 September 2021 include those accumulated in prior years. The majority of operating losses and hence tax losses have been generated in Hong Kong and Singapore. Profits tax losses of a company in Hong Kong can be carried forward and offset against future profits indefinitely. The tax losses in Hong Kong have yet to be confirmed by the Hong Kong tax authorities.

Of the loss generated in the six months ended 30 September 2020, $4,997,117 relates to a gain on sale of the Solutions Business. This gain was recognized in Diginex Solutions Limited, a company carrying on business in Hong Kong and therefore chargeable to profits tax. In Hong Kong, gains that are capital in nature are not subject to profits tax and there is no separate capital gains tax. As a result, the effect of nontaxable income is $4,997,117 at Hong Kong’s profit rate tax of 16.5%.

For the six months ended 30 September 2020, there was an operating loss of $117,137 from discontinued operations. No tax provision has been recognized for the period in relation to these activities as no taxable income was generated. There was no discontinued operation during the six months ended 30 September 2021.

8.2 Deferred income taxes

Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The main components of the deferred income tax assets are as follows:

	Six months ended 30 September 2021	Six months ended 30 September 2020
	USD	USD
Depreciation and amortization recognized for tax purposes	489,915	298,743
Rental payments (IFRS 16)	(109,403)	(192,425)
Benefit of tax loss carryforwards	24,897,072	14,276,875
	25,277,584	14,383,193
Unrecognized deferred tax asset	(25,277,584)	(14,383,193)
Deferred tax asset	-	-

The ultimate realization of deferred tax assets is dependent upon the generation of sufficient future taxable income during the periods in which those temporary differences become deductible. In determining the recognition of a deferred tax asset, management considered the future profitability of the Group. While management expects the Group to return profits in the future, there is still an element of uncertainty and as such, no deferred tax asset has been recognized. The Group has also incurred costs during the year that are not deductible for tax purposes on a permanent basis.

9 loss per share

	Six months ended 30 September 2021	Six months ended 30 September 2020
	USD	USD
Basic (loss) / earnings per share
From continuing operations attributable to the ordinary equity holders of the company	(0.83)	(6.04)
From discontinued operations	-	0.26
Total loss earnings per share attributable to the ordinary equity holders of the company	(0.83)	(5.78)

Reconciliation of loss used in calculating loss per share
Basic loss per share
Loss attributable to the ordinary equity holders of the company used in calculating basic loss per share:
From continuing operations	(32,359,015)	(112,902,280)
From discontinued operations	-	4,879,980
	(32,359,015)	(108,022,300)

Weighted average number of shares used as the denominator
Weighted average number of ordinary shares used as the denominator in calculating basic loss per share	38,954,227	18,707,217

Due to the losses from continuing operations during the six months ended 30 September 2021 and 30 September 2020, anti-dilutive instruments were excluded from the calculation of diluted loss per share. The excluded anti-dilutive instruments include:

●	5,600,000 of employee share options as at 30 September 2021 and 2020;
●	2,571,669 warrants outstanding as at 30 September 2021 exercisable to acquire 2,571,669 shares (2020: nil);
●	345,000 unit purchase options outstanding as at 30 September 2021 to acquire 552,000 shares (2020: nil);
●	2,283,382 restricted stock units outstanding as at 30 September 2021 (2020: nil); and
●	9,090,000 shares to be issued as earn-out awards should the certain share price milestones be achieved have also been excluded from the calculation of diluted loss per share. See note 21 for details on earn-out awards (2020: 12,120,000).

10 INTANGIBLE ASSETS, NET

	Capitalized software development	Software acquired	Total
	USD	USD	USD
At 30 September 2021:
Cost:
At 1 April 2021	10,367,531	6,500,087	16,867,618
Adjustment for foreign exchange	2,206	(1,494)	712
Additions	2,520,135	900,000	3,420,135
At 30 September 2021	12,889,872	7,398,593	20,288,465
Amortization:
At 1 April 2021	(1,196,708)	(825,014)	(2,021,722)
Adjustment for foreign exchange	55	8	63
Charge for the period	(1,127,872)	(650,007)	(1,777,879)
At 30 September 2021	(2,324,525)	(1,475,013)	(3,799,538)
Net carrying amount:
At 30 September 2021	10,565,347	5,923,580	16,488,927

At 31 March 2021:
Cost:
At 1 April 2020	5,169,073	5,500,043	10,669,116
Adjustment for foreign exchange	5,893	(12)	5,881
Reclassification (note 11)	(60,378)	-	(60,378)
Additions	5,252,943	1,000,056	6,252,999
At 31 March 2021	10,367,531	6,500,087	16,867,618
Amortization:
At 1 April 2020	-	-	-
Charge for the period	(1,196,708)	(825,014)	(2,021,722)
At 31 March 2021	(1,196,708)	(825,014)	(2,021,722)
Net carrying amount:
At 31 March 2021	9,170,823	5,675,073	14,845,896

External spend on software development is capitalized as an intangible asset in accordance with IAS 38 when control is obtained, future economic benefits of such software is probable and the cost of such software can be reliably measured.

During the year ended 31 March 2021, the Group paid $1,000,056 comprising of $400,000 in cash on 14 April 2020 and 3,899 shares of Diginex HK, valued at $600,056 issued on 1 June 2020 as part of a milestone payment for the software associated with EQONEX. The Group began amortizing its intangible assets as EQONEX, the digital asset exchange and the Custody Solution, Digivault, became available for use during the year ended 31 March 2021. The software acquired has a remaining amortization period of three years and ten months as at 30 September 2021 (four years and four months as at 31 March 2021). Capitalized software development costs are capitalized when incurred and amortization commences as the development becomes ready for service. Due to this there is no single remaining amortization period for the capitalized software development costs.

During the six months ended 30 September 2021, the Group acquired a perpetual software license for $900,000, settled by issuance of the Company’s shares. The software is being modified for the borrowing and lending business which had not been publicly launched by 30 September 2021, accordingly amortization has yet to commence.

11 Property, plant and equipment, NET

	Furniture and fixtures	Office equipment	Leasehold improvements	Total
	USD	USD	USD	USD
At 30 September 2021:
Cost:
At 1 April 2021	24,747	436,339	2,184,739	2,645,825
Adjustment for foreign exchange	(46)	(1,610)	(3,358)	(5,014)
Additions	-	77,426	183,591	261,017
Disposal (a)	(12,989)	(13,382)	(2,136,597)	(2,162,968)
At 30 September 2021	11,712	498,773	228,375	738,860
Depreciation:
At 1 April 2021	(13,092)	(211,523)	(1,947,698)	(2,172,313)
Adjustment for foreign exchange	29	1,575	3,980	5,584
Charge for the period	(1,609)	(46,030)	(136,632)	(184,271)
Disposal (a)	6,278	13,382	2,055,497	2,075,157
At 30 September 2021	(8,394)	(242,596)	(24,853)	(275,843)
Net carrying amount:
At 30 September 2021	3,318	256,177	203,522	463,017

At 31 March 2021:
Cost:
At 1 April 2020	74,300	376,027	2,146,236	2,596,563
Adjustment for foreign exchange	(1,037)	(2,338)	(5,458)	(8,833)
Reclassification (note 10)	-	60,378	-	60,378
Additions	-	5,782	43,961	49,743
Disposal (b)	(48,516)	(3,510)	-	(52,026)
At 31 March 2021	24,747	436,339	2,184,739	2,645,825
Depreciation:
At 1 April 2020	(16,733)	(126,394)	(1,233,715)	(1,376,842)
Adjustment for foreign exchange	276	897	5,227	6,400
Charge for the period	(6,062)	(88,462)	(723,073)	(817,597)
Disposal (b)	9,427	2,436	3,863	15,726
At 31 March 2021	(13,092)	(211,523)	(1,947,698)	(2,172,313)
Net carrying amount:
At 31 March 2021	11,655	224,816	237,041	473,512

Note (a) – Disposal arose at the end of the lease term for the Hong Kong office when the costs and associated accumulated depreciation associated with the premise were written-off, resulting in a $87,811 loss. The office equipment and fixtures and fittings in the Hong Kong office were sold and after factoring in the proceeds received, the net loss recorded was reduced to $23,625.

Note (b) – Disposal arose from the office closure in Japan.

12 RIGHT-OF-USE ASSETS, NET

Right-of-use assets relate to office space leased by the Group. The amount in respect of leases are as follows:

Properties
USD
At 30 September 2021
At 1 April 2020	906,474
Adjustment for foreign exchange	1,272
Additions (a)	5,111,736
Additions – Dilapidation provision (a)	289,966
Depreciation	(947,574)
Other adjustments	(94,822)
Closing net book amount	5,267,052
At 30 September 2021:
Cost	5,799,321
Accumulated depreciation	(571,231)
Adjustment for foreign exchange	38,962
Net book amount	5,267,052

Year ended 31 March 2021:
At 1 April 2020	2,879,032
Adjustment for foreign exchange	23,046
Additions	406,333
Reclassification (b)	(438,150)
Depreciation	(1,963,787)
Closing net book amount	906,474
At 31 March 2021:
Cost	6,084,957
Accumulated depreciation	(5,216,173)
Adjustment for foreign exchange	37,690
Net book amount	906,474

Note (a) – Additions in the six months ended 30 September 2021 relate to a long-term lease contractually committed to in Hong Kong. The lease was entered into at a reduced cost per month compared to the previous office space, The capitalized cost also includes an associated dilapidation provision estimated at $289,966.

Note (b) – The reclassification relates to a lease entered into in Jersey which was renegotiated on 16 July 2020 from a long-term lease terminating on 28 February 2027 into a short-term lease terminating on 1 March 2021. Accordingly, the Group has elected simplified accounting for short-term leases of 12 months or less and an expense is recognized on a straight-line basis over the remainder of the lease. See note 4 for short term lease expenses.

13 FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	Notes	At 30 September 2021	At 31 March 2021
		USD	USD
Listed investments	13.1	181,962	304,053
Unlisted investments	13.2	2,222,226	-
		2,404,188	304,053

13.1 Listed investments

	At 30 September 2021	At 31 March 2021
	USD	USD
At 1 April	304,053	48,162
Fair value gains / (losses) – note (a) (b)	(122,091)	255,891
	181,962	304,053

Note 13.1(a):

Caspian

On 10 April 2018, Diginex HK invested $200,000 in CSP Tokens issued by Caspian which amounted to 4,923,077 tokens. As at 31 March 2021, the closing price was $0.02692 resulting in a fair value of $132,529 with a fair value gain of $110,877.

As at 30 September 2021, the closing price was $0.0193 resulting in a loss of $37,514 to a carrying value of $95,015.

Note 13.1(b):

Agora

The Group owns 25,490,196 VOTE Tokens issued by Agora. As at 31 March 2021, the closing price was $0.006729 resulting in a value of $171,524 with a fair value gain of $145,014.

As at 30 September 2021, the closing price was $0.003411 resulting in a loss of $84,577 to a carrying value of $86,947.

13.2 Unlisted investments

	At 30 September 2021	At 31 March 2021
	USD	USD
Unlisted investments, at fair value (a)	-	400,000
Acquisition (b)	2,000,000	-
Change in fair value	222,226	(400,000)
	2,222,226	-

Note 13.2(a):

Unlisted investments, at fair value, are equity investments held by the Group where the Group does not have control nor significant influence over the investee.

Shadow Factory Limited

Diginex HK holds an investment in Shadow Factory Limited (“Shadow Factory”). As at 31 March 2021, management reviewed the financial information provided by Shadow Factory and revised the fair value of the investment from $200,000 to zero. Management consider the investment value should remain zero as at 30 September 2021.

Nynja Group Limited

Diginex HK holds an investment in Nynja Group Limited (“Nynja”). As at 31 March 2021, management reviewed the financial information provided by Nynja and revised the fair value of the investment from $200,000 to zero. Management consider the investment value should remain zero as at 30 September 2021.

Note 13.2(b):

Bletchley Park Multi-Strategy Fund Class E shares (“BP Fund”)

In May 2021, the Group invested $2,000,000 into the BP Fund and recognized a fair value gain of $222,226 during the six months ended 30 September 2021.

Bletchley Park Multi-Strategy Offshore Limited, which issued the Class E shares, is considered a related party to the Group as Eqonex SA, a group company, is its investment manager (see note 16)

14 Trade receivables, prepayments, deposits and other receivables

14.1 Trade receivables

	At 30 September 2021	At 31 March 2021
	USD	USD
Trade receivables	34,007	12,604
Less: loss allowance	-	-
	34,007	12,604

Trade receivables are non-interest bearing and generally have credit terms of 30 days.

An aging analysis of the trade receivables as at the end of the reporting period, based on the invoice date and net of loss provision, is as follows:

	At 30 September 2021	At 31 March 2021
	USD	USD
Less than 1 month	23,095	9,609
Between 1 month and 3 months	4,071	1,667
Over 3 months	6,841	1,328
	34,007	12,604

The movements in the loss allowance for impairment of trade receivables are as follows:

	Six months ended 30 September 2021	Year ended 31 March 2021
	USD	USD
At the beginning of the period/year	-	113,381
Write-off of trade receivables (a)	-	(113,381)
Provision for impairment for trade receivables	-	-
At the end of the period/year	-	-

The carrying amounts of trade receivables approximate their fair values.

Note (a) – As at 31 March 2021, management determined that a trade receivable fully provided for was uncollectable and reversed the associated provision as the underlying receivables were written-off.

14.2 Prepayments, deposits and other receivables

	Notes	At 30 September 2021	At 31 March 2021
		USD	USD
Non-current:
Deposits	(a)	350,365	152,988
Current:
Deposits	(a)	145,690	1,389,615
Prepayments	(b)	2,853,709	1,607,298
Other receivables		330,647	259,858
		3,330,046	3,256,771
		3,680,411	3,409,759

Note 14.2(a): As at 31 March 2021 the deposit for the Hong Kong office with a lease due to end in June 2021 was classified as a current asset and during the six months ended 30 September 2021, the deposit was returned to the Group following the expiry of the lease. Upon the completion of the Hong Kong office lease, the Hong Kong business relocated to a new office for which, on 9 March 2021, the Group paid an initial deposit of $98,568 and on 1 April 2021 paid a final deposit of $197,377. Furthermore, during the year ended 31 March 2021, the Group entered into two new long-term lease agreements in Vietnam and Singapore for office spaces with security deposits of $16,576 and $37,844 respectively. Current deposits also include $123,273 deposit paid for hiring of contractors and the remaining $22,417 relates to deposit paid to short term offices and for utilities.

Note 14.2(b): The balance consisted primarily of prepaid insurance and other advanced payments associated with the operations of the business.

15 AMOUNT DUE To / FROM AN ASSOCIATE

15.1 Amount due from an associate

	At 30 September 2021	At 31 March 2021
	USD	USD
At 1 April	-	977,421
Foreign exchange translation difference	-	(1,173)
Repayment	-	(760,136)
Impairment reversal	-	21,071
Reclass to other receivables	-	(237,183)
	-	-

During year ended 31 March 2021, $760,136 of the outstanding balance was settled by the associate. The remaining balance was novated to be paid by a third party. The remaining balance was fully repaid by the third party by April 2021.

15.2 Amount due to an associate

During the year ended 31 March 2021, $900,000 was advanced from a 100% owned subsidiary of Diginex High Performance Computing Limited (“DHPC”) to Diginex HK on an interest free basis. The Group holds 49% of the shares in DHPC as at 30 September 2021 (same as at 31 March 2021).

16 RELATED PARTY TRANSACTIONS

16.1 Transactions with other related parties

In addition to those related party transactions and balances disclosed elsewhere in the interim condensed consolidated financial statements, the Group had the following transactions with its related parties during the reporting period:

		Six months ended 30 September 2021	Six months ended 30 September 2020
Amounts received (paid) per the following:	Notes	USD	USD
Income from services
Services agreement with a shareholder	(a)	32,805	74,125
Exchange revenue	(b)	42,910	-
Asset management fee	(c)	45,361	-

Financing costs
Interest charged on shareholder loan	(d)	-	(277,959)
Interest charged on notes payable	(e)	-	(17,156)
Interest charged on convertible bond	(f)	-	(44,493)

Other transactions
Subscription to convertible bond	(f)	-	1,530,000
Shares subscribed by employees for cash	(g)	-	120,185
Investment into BP Fund	(h)	2,000,000	-

Note 16.1(a): The amounts received from a shareholder were pursuant to the terms of a services agreement between Diginex HK and a shareholder. Services include the provision of administrative duties. The service agreement terminated in June 2021.

Note 16.1(b): During the six months ended 30 September 2021, key management personnel and their immediate family members paid fees while trading on EQONEX.

Note 16.1(c): During the six months ended 30 September 2021, the Group earned asset management fees from Bletchley Park Multi-strategy Fund Offshore Ltd.

Note 16.1(d): The interest charged on a shareholder loan from Pelham Limited was pursuant to the terms in the loan agreement entered between Diginex HK and Pelham Limited at 12.5% per annum. The credit facility from Pelham limited totaled $20m and was terminated upon the Transaction on 30 September 2020. Pelham Limited is controlled by the founder of Diginex HK.

Note 16.1(e): The interest charged on the notes payable (note 26) is pursuant to terms in the note agreement entered between Diginex Capital Limited, a subsidiary of the Company, employees, and a shareholder. The note principal was $675,000 and at an interest rate of 15% per annum. The note payable was fully settled on 1 June 2020.

Note 16.1(f): During the six months ended 30 September 2020, key management personnel (including directors), and some of their immediate family members subscribed to the convertible bond with a 10% coupon issued by Diginex HK (note 27). The convertible bond converted into shares of Diginex HK on 21 September 2020.

Note 16.1(g): During the six months ended 30 September 2020, two employees and one of their immediate family members subscribed for shares in Diginex HK for cash consideration.

Note 16.1(h): During the six months ended 30 September 2021, the Group invested $2,000,000 into the BP Fund, a fund managed by Eqonex SA, see note 13.2(b) for details.

16.2 Amounts due from related companies

The amounts due from related companies as at 30 September 2021 and 31 March 2021 are unsecured, interest-free and repayable on demand. At 31 March 2021, the amounts due from related companies relate to asset management fund entities set up in the Cayman Islands as part of the Asset Management business. Prior to the launch of the asset management fund entities all shares were owned by the Group. The Group only holds management shares post the launch of the funds in November 2019. During the six months ended 30 September 2021, the amounts due from related companies increased arising from asset management fees payable by the fund to the Group.

16.3 Amounts due to related companies

The amounts due to related companies as at 30 September 2021 are due to Bletchley Park Multi-Strategy Fund Offshore Limited, which is managed by the investment manager, Eqonex SA. The investment manager was previously Bletchley Park Asset Management (Hong Kong) Limited and since October 2020 is Eqonex SA. The investment manager of the funds agreed to cap expenditure in the fund at 1% of assets under management and take on the liability of any excess expenditure.

16.4 Amounts due from shareholders

The amounts due from shareholders are unsecured, interest-free and repayable on demand.

Name	Maximum amount outstanding during the six months ended 30 September 2021	At 30 September 2021	At 31 March 2021
	USD	USD	USD
DHC Investments Limited	36,962	32,714	36,962
Various	1	1	1
		32,715	36,963

16.5 Amounts due to directors

The amounts due to directors are unsecured, interest-free and had no fixed terms of repayment.

Name	Maximum amount outstanding during the six months ended 30 September 2021	At 30 September 2021	At 31 March 2021
	USD	USD	USD
Richard Byworth	10,127	8,293	6,241
Paul Ewing	544	-	544
		8,293	6,785

16.6 Loans from shareholders

		At 30 September 2021	At 31 March 2021
	Notes	USD	USD
1 April		-	10,711,563
Loans advanced		-	100,000
		-
Loan repayment:		-
Loan settled through sale of Solutions Business	32	-	(6,000,000)
Loan repayments settled in cash		-	(3,949,050)
Loan settled in shares	a	-	(650,000)
Loan converted to convertible bond		-	(100,000)
		-
Interest repayment:		-
Interest charged		-	277,959
Interest repayments settled in cash		-	(318,166)
Interest settled in shares	a	-	(72,306)
		-	-

Note a – Loan principal and accrued interest, totaling $722,306, were settled by the issuance of 9,039 Diginex HK shares (note 20). The loan was terminated on 30 September 2020.

16.7 Sale of Solutions Business

On 15 May 2020, Diginex HK, together with Diginex Solutions Limited, sold the legal entities of Diginex Solutions (HK) Limited and Diginex USA LLC, together with the trademarks associated with the Diginex name, to a related party, Rhino Ventures Limited, an entity controlled by Miles Pelham, the founder of Diginex HK. The Group realized a gain on sale of $4,997,117 which has been recognized as discontinued operations (note 32).

16.8 Key management compensation

	Six months ended 30 September 2021	Six months ended 30 September 2020
	USD	USD
Fees	95,000	-
Basic salaries, allowances and all benefits-in-kind	1,418,836	1,290,336
Pension costs - defined contribution plans	42,268	30,084
Share-based payments	4,098,741	13,608,078
	5,654,845	14,928,498

Key management personnel are considered as the directors of Diginex HK (for the six months ended 30 September 2020) and the Company for the periods noted above, as well as members of the Executive Committee.

17 CLIENT ASSETS AND LIABILITIES

	At 30 September 2021	At 31 March 2021
Client monies consisted of:	USD	USD
Cash	4,056,814	5,142,400
Digital assets and USDC, at fair value	40,264,064	21,879,525
	44,320,878	27,021,925

As at 30 September 2021 and 31 March 2021, the Group held monies in the form of cash (fiat), digital assets and USDC on behalf of clients. The assets were held to enable clients to trade on EQONEX and execute OTC trades involving digital assets. Cash balances were held in bank accounts and the digital assets and USDC were held in secure wallets with custodians. The Group has control over these assets and bears the associated risks. The values of the assets are taken from the prices stated on the active public markets that the assets are traded on.

Following the launch of EQONEX, on-exchange credit has been offered to some trading clients. Prior to the advance of on-exchange credit, the client deposits collateral to mitigate any risk of EQONEX incurring a loss. As at 30 September 2021, total collateral of $150,000, 200 BCH, 49.4 BTC, 415.6 ETH, and USDC 7,250,000 was recorded as client assets with the corresponding liabilities within the balances shown above (31 March 2021: $150,000 and USDC 310,000).

Based on the terms of the on-exchange credit, clients cannot withdraw assets advanced in the form of on-exchange credit unless there is an excess above the notional amount granted in the client’s trading account. As such, the risk and rewards of the asset have not been transferred. Only if the client’s trading balance drops below the notional amount of on-exchange credit granted does an obligation crystalize and the client then has an obligation to top-up their trading account on EQONEX. At 30 September 2021 and 31 March 2021, those selected clients all held trading balances in excess of the notional on-exchange credit granted and therefore no incremental assets or liabilities were recorded other than the collateral deposited. See note 33.2.3 for details.

18 DIGITAL ASSETS

	At 30 September 2021	At 31 March 2021
	USD	USD
Opening	348,998	36,034
Additions – cash	5,033,941	699,828
Additions – non-cash	16,340	-
Disposals	(847,175)	(748,293)
Revaluation gain	620	429,789
Revaluation loss (note 6)	(870,364)	(68,360)
	3,682,360	348,998

Digital assets primarily consist of BTC and ETH.

The Group acquired BTC during the period in line with Group Treasury Policy. In addition, the Group holds digital assets to fund EQONEX promotional activities, amongst others, and are classified as disposals when used to meet an expense. The value of the digital assets was taken from the prices stated on the active public markets that the assets are traded on.

Revaluation gains on digital assets accounted for under IAS 38 are recorded in equity via other comprehensive income where unrealized gains are recorded within the revaluation surplus. Upon realization, the realized revaluation gains are reclassified from revaluation surplus to accumulated losses. Revaluation gain is only recorded in the interim condensed consolidated statement of profit or loss if it reverses a previously recorded revaluation loss and only to the extent of the loss.

	At 30 September 2021	At 31 March 2021
Revaluation surplus	USD	USD
At 1 April	180,260	-
Revaluation gain through other comprehensive income	620	429,789
Realization of gain recognized through equity	(95,992)	(249,529)
At period end	84,888	180,260

During the year ended 31 March 2021, a revaluation surplus of $429,789 was recorded in the consolidated statement of comprehensive (loss) income, of which $249,529 was realized and was reclassified from revaluation surplus to accumulated losses, leaving a residual $180,260 unrealized revaluation gain in the revaluation surplus at 31 March 2021.

During the six months ended 30 September 2021, a net revaluation gain of $620 was recorded in the interim condensed consolidated statement of comprehensive income being a revaluation surplus of $37,699 recognized during the period net against unrealized losses of $37,079 related to prior period surplus. Furthermore, a surplus of $95,992 was realized due to asset realizations leaving a residual $84,888 unrealized revaluation gain in the revaluation surplus at 30 September 2021.

Revaluation losses on digital assets are recorded in the interim condensed consolidated statement of profit or loss. A revaluation loss is only recorded in equity via other comprehensive income if it reverses a previously recorded revaluation gain recorded in other comprehensive income.

19 USDC

USDC is a type of digital asset where 1 USDC can be redeemed from the issuer for 1 US dollar (“USD”).

The Group generates commissions from EQONEX in USDC.

As at 30 September 2021 the Group held USDC 4,177,261 (31 March 2021 USDC 2,034,800). The Group uses USDC to settle expenses incurred in the normal course of business, such as marketing costs. In addition, the Group held USDC on other exchanges to aid the liquidation risk management process on EQONEX when client positions are liquidated.

20 Share capital

Per the Group’s accounting policy, under a deemed reverse acquisition, as happened with 8i Enterprises, the historical shareholders’ equity of Diginex HK, being the accounting acquirer (legal acquiree) prior to the Transaction is retrospectively adjusted to reflect the legal capital structure of the accounting acquiree (legal acquirer). This is done by using the exchange ratio as determined on the completion of the Transaction being 13.9688 shares in the Company for each Diginex HK share and 1:2.5455 for share capital value of Diginex HK against a value of $8.50 per the Company’s listed share price on 30 September 2020 (excluding capital raise expenses). The difference in value of the share capital arising from this conversion versus the share capital amount in Diginex HK is recorded in equity under the reverse acquisition reserve.

	Number of shares	Share capital amount	Reverse acquisition reserve amount	Share capital net of reverse acquisition reserve amount
Ordinary shares, issued and fully paid:		USD	USD	USD
At 1 April 2020	1,251,347	54,156,279	-	54,156,279
Shares issued for cash during the period	3,572	285,438	-	285,438
Shares issued on conversion of convertible bond (note 27)	318,311	25,436,232	-	25,436,232
Shares issued for services (a)	595	47,546	-	47,546
Shares issued for intangible asset purchase (b)	3,899	600,056	-	600,056
Shares issued to employees (c)	9,114	728,300	-	728,300
Shares issued to settle shareholder loan	9,039	722,306	-	722,306
Equity-settled share-based payments (d)	448	35,800	-	35,800
Anti-dilutive share issuance (e)	187,001	-	-	-
Expenses related to raise of capital (f)	6,382	(152,044)	-	(152,044)
Subtotal	1,789,708	81,859,913	-	81,859,913
Recapitalization of Diginex HK (1:13.9688 exchange ratio) (g)	23,210,292	129,019,911	(129,019,911)	-
Subtotal	25,000,000	210,879,824	(129,019,911)	81,859,913
Recapitalized with founding share of the Company	1	1	(16,610)	(16,609)
Acquisition of 8i Enterprises (h)	6,688,392	56,851,332	-	56,851,332
At 30 September 2020	31,688,393	267,731,157	(129,036,521)	138,694,636

Balance at 1 April 2021	38,798,361	312,633,450	(129,036,521)	183,596,929
Shares issued for services (a)	78,117	635,327	-	635,327
Shares issued for intangible asset purchase (b)	154,906	900,000	-	900,000
Shares issued to employees (c)	16,370	129,700	-	129,700
At 30 September 2021	39,047,754	314,298,477	(129,036,521)	185,261,956

Note 20(a): Diginex HK shares were issued to consultants at the fair value for the services rendered during the six months ended 30 September 2020. During the six months ended 30 September 2021, the Company issued shares to settle service contracts entered with service providers, contractors and non-executive directors.

Note 20(b): Diginex HK issued shares for the purchase of intangible assets related to EQONEX during the six months ended 30 September 2020. During the six months ended 30 September 2021, the Company issued shares for the purchase of a perpetual software license related to the borrowing and lending business. The shares were issued at the fair value of the asset acquired (note 10).

Note 20(c): For the six months ended 30 September 2020, shares totaling a fair value of $393,242 were issued to employees related to the salary deferral scheme. Shares issued to employees also includes shares totaling a fair value of $12,861 issued as part of the contractual agreement related to the Solutions Business and reported net of the gain on sale. In addition, shares were also issued to employees in lieu of salaries and benefits-in-kind amounting to $211,122 and $111,075, respectively. The total amounted to $728,300 of which $715,834 is presented as continued operation and $12,466 as discontinued operations (note 32) in the interim condensed consolidated statement of cash flows. During the six months ended 30 September 2021, the Company issued shares to settle outstanding salary deferral scheme obligations and in accordance with employment contracts accrued from 31 March 2021.

Note 20(d): On 1 September 2020, an employee share option holder exercised its vested share options from the employee share option scheme resulting in the issuance of 448 new shares.

Note 20(e): Shares were issued to shareholders as make-whole units based on an anti-dilutive clause in the share subscription agreement of Diginex HK.

Note 20(f): Expenses to raise capital via both the issuance of Diginex HK shares and the convertible bond amounted to $687,236 of which $509,985 was settled in shares, resulting in a net charge against share capital of $177,251. Also included is capitalized finance costs, recorded under the effective interest rate method in relation to the convertible bond in accordance with IFRS 9, of $25,207 (note 27) resulting in a total charge of $152,044.

Note 20(g): On completion of the Transaction, Diginex HK shareholders were issued 25,000,000 new shares in the Company in exchange for the outstanding shares of 1,789,708. The resultant share exchange ratio being 13.9688. The Company’s share capital is based on the closing price of the Company’s listed share price on 30 September 2020 of $8.50 per share. The 25,000,000 shares issued to the shareholders of Diginex HK, hence have a value of $212,500,000 (excluding prior expenses related to raise of capital). This derives a share capital conversion ratio of 1:2.5455 when comparing the share capital value for Diginex HK of $83,480,089 (excluding prior expenses related to raise of capital) immediately before the Transaction which is applied to the share capital of Diginex HK in the recapitalization. A reverse acquisition reserve of $129,019,911 is recorded in equity for the difference between the share capital value of the Company and Diginex HK.

Note 20(h): 6,688,392 shares of the Company were issued to the shareholders of 8i Enterprises and service providers to the Transaction on 30 September 2020. The shares were fair valued at $8.50, the closing price of the Company’s listed share price on 30 September 2020.

21 SHARE-BASED PAYMENT RESERVE

	At 30 September 2021	At 31 March 2021
	USD	USD
At 1 April	63,540,756	10,356,664
Employee share option scheme (note 21.1)	5,339,219	26,942,783
Exercised employee share options (note 21.1)	-	(623,512)
Acceleration of expenses from the share option scheme modification (note 21.2)	-	1,315,248
Share awards accrued, not yet issued (note 21.3)	3,228,131	642,973
Employee benefits – salaries to be settled in shares (note 21.3)	54,567	-
Shares issued to settle share awards accrued (note 21.3)	(615,027)
Earn-out share awards accrued (note 21.4)	-	32,148,300
Earn-out shares issued (note 21.4)	-	(7,241,700)
Unit Purchase Option (note 21.5)	1,417,149	-
Employee benefits - Restricted share units (note 21.6)	2,519,273	-
Adjustment for foreign exchange differences	2,457	-
	75,486,525	63,540,756

Net reserve movement of $11,945,769 was recognized for the six months ended 30 September 2021 (30 September 2020: $53,061,789). For the year ended 31 March 2021, the net reserve movement was $53,184,092.

21.1 Employee share option scheme

For the six months ended 30 September 2021, a $5,339,219 share-based payment expense was recognized associated with the employee share option scheme.

For the year ended 31 March 2021, a $26,942,783 share-based payment expense was recognized in the consolidated statement of profit or loss associated with the employee share option scheme (six months ended 30 September 2020: $20,159,369).

In addition, during the year ended 31 March 2021, 4,327 vested Diginex HK share options were exercised which were settled by 3,879 shares transferred by a third party who received shares in advance of providing a service. The service was not completed and these shares were reallocated and 448 new Diginex HK shares were issued with a fair value of $35,800. The associated share-based payment released as a result was $623,512 (six months ended 30 September 2020: $623,512)

21.2 Share option scheme modification

On the modification date 30 September 2020, as a condition of the Transaction with 8i Enterprises, the Company established a new employee share option scheme (the “Plan”) which replaced the Scheme with modified terms:

(i)	options are granted for no consideration
(ii)	exercise price: $0 per share
(iii)	grant date: 30 September 2020
(iv)	vesting condition: service condition of 15 months from grant date
(v)	share price at modification date: $8.50
(vi)	number of options per plan: 5,600,000

Comparing between the Plan and the Scheme, the key changes are:

●	The options included in the Plan are now a fixed number rather than being based on a percentage of outstanding shares issued, and

●	Changing from 3 year service condition from employment date to 15 months service condition from 30 September 2020.

Management considers the Plan is a replacement of the Scheme for the Group to continue to incentivize employees and for their retention.

Impact on fair value upon replacement:

In accordance with IFRS 2, management assessed whether there was an incremental fair value to the awardees upon the replacement of the Scheme by the Plan.

The Plan has a grant date and modification date fair value of $47,600,000 based on 5,600,000 Company options in the Plan and the quoted share price on closing of the Transaction of $8.50. The Scheme had a modification date fair value of $51,000,000 based on 429,530 of Diginex HK options in the Scheme at a deemed fair value of $118.73 per Diginex HK share. The $118.73 is based on the closing Transaction price of $8.50 multiplied by the exchange ratio of 13.9688.

As the modification date fair value of the Plan of $47,600,000 is not higher than the Scheme fair value of $51,000,000, no incremental fair value needs to be amortized over the Plan terms as per IFRS 2, and the Group would continue to amortize the share-based payment expense based on the grant date fair value of the Scheme as at 30 September 2020.

Impact on service period changes:

In accordance with IFRS 2, management assessed the impact of a change in the service period and where awardees are benefited from the change in service condition. The modified service period condition beneficial to the awardee is taken into account when applying the modified grant-date method, where the number of awards expected to vest is amortized over the modified (shortened) vesting period resulting in an acceleration of expense.

As the Scheme service period was based on employment date, the change to the Plan impacts each awardee differently and management assessed the impact on an individual-by-individual basis to ascertain the impact. Accordingly, it was concluded some awardees would benefit from the change in the service condition which resulted in a one-off accelerated expense of $1,315,248 that was charged to the consolidated statements of profit or loss for the year ended 31 March 2021 (six months ended 30 September 2020: $1,312,833).

21.3 Share awards accrued, not yet issued

As at 31 March 2021, $642,973 related to the value of the shares awarded as part of the salary deferral scheme and contractual agreements that have yet to be issued and remain accrued in the share-based payment reserve based on the fair value of the services provided (six months ended 30 September 2020: $64,799).

As at 30 September 2021, $3,228,131 related to the value of the shares awarded to service providers, non-executive directors and a contractor, and $54,567 awarded to employees and a contractor based on service contracts. During the six months ended 30 September 2021, 94,487 shares were issued in settlement for services and to employees valued at $765,027 as below:

●	$45,000 to settle part of the $54,567 accrued fees payable in the current period
●	$570,027 to settle the accrued share awards from 31 March 2021
●	$150,000 for prepaid services, as a prepayment, therefore not included as share awards accrued

21.4 Earn-out share awards

Under the terms of the Transaction, the Company was required to issue 12,000,000 earn-out shares in four equal tranches to the former shareholders of Diginex HK if certain share price milestones are met over a four-year period post 30 September 2020.

The earn-out award share price related targets are as below:

Milestone date	Share price target $	Number of shares to be awarded
1st anniversary of the Closing date	15.00	3,000,000
2nd anniversary of the Closing date	20.00	3,000,000
3rd anniversary of the Closing date	25.00	3,000,000
4th anniversary of the Closing date	30.00	3,000,000

Upon reaching the earn-out milestones, a service provider to the Transaction is also entitled to receive the equivalent of 1% of the earn-out shares issued.

Earn-out awards are accounted for under IFRS 2. The earn-out awards are settled in a fixed number of shares with conditions based on future market prices, but do not require the former Diginex HK shareholders nor the service provider to provide on-going service to the Group until such milestone dates.

The awards are considered as equity-settled share-based payments with non-vesting conditions since there is no explicit nor implicit service requirements despite that the share price targets are set beyond 30 September 2020.

The fair value of the earn-out awards has been valued on a probability basis using a Monte Carlo simulation model with the below inputs:

1.	Risk-free rates of 0.12%, 0.13%, 0.16% and 0.22% respectively for the 1st to the 4th anniversary of the closing date based on daily US treasury yield curve rates on 30 September 2020
2.	No dividend will be paid during the four-year period from 30 September 2020
3.	Reference price of $8.50 based on the closing date quoted trade price on 30 September 2020
4.	20,000 simulation runs per milestone
5.	Share price volatility of 50%, based on judgement below.

Volatility parameter of 50% is used on the basis that on 30 September 2020:

a)	Volatility from a sample of 52 related companies including traditional stock exchanges had an average of 37% over a three month to five-year period
b)	Unlike traditional exchanges, the Company is exposed to movements in digital asset values and the most prominent digital asset being BTC. The longest dating BTC option of six months had a volatility of 63% as at 30 September 2020
c)	The Company used volatility of 50% in the Monte Carlo simulation based on the average of the above two points.

The outcome of the Monte Carlo simulations derived the following probabilities and fair values per award (based on probability of achieving the share price target) per milestone date:

Milestone date	Share price target $	Number of shares to be awarded*	Risk-free rates	Probability	Fair value per award	Total fair value $
1st anniversary	15.00	3,030,000	0.12%	15.91%	$2.39	7,241,700
2nd anniversary	20.00	3,030,000	0.13%	12.71%	$2.54	7,696,200
3rd anniversary	25.00	3,030,000	0.16%	11.18%	$2.80	8,484,000
4th anniversary	30.00	3,030,000	0.22%	9.59%	$2.88	8,726,400
						32,148,300

*Includes the service provider’s 1% entitled shares upon reaching the earn-out milestones, as previously described.

The first milestone share price target was met in January 2021 and 3,030,000 Company shares were issued as a result. Share capital corresponding to the fair value of the awards valued as at 30 September 2020, the Transaction date, of $7,241,700 is recorded with an equivalent reduction in the share-based payment reserve for the year ended 31 March 2021.

21.5 Unit purchase option

8i Enterprises granted, to a service provider, the option to purchase 345,000 units. Each unit comprising of one ordinary share, one tenth of a share via a right and half a share via a warrant. To obtain the unit components, the holder must first pay an exercise price of $11.50 per unit. The options expire on 27 March 2024.

Unit components:	Number of shares
Ordinary shares	345,000
Rights	34,500
Warrants	172,500
552,000

The warrants also have an exercise price of $11.50 per share.

The fair value of the Unit Purchase Option on 30 September 2020 was estimated using the Black-Scholes-Merton Call Option Model with the following inputs:

1.	Risk free rate of 0.23% based on the yield of USD Treasury Strips with the same tenure;
2.	No dividend will be paid during the options period;
3.	Share price volatility of 56.59%, based on judgement below.

Volatility parameter of 56.59% is used on the basis that on 30 September 2020:

●	Volatility from a sample of 52 related companies including traditional stock exchanges had a median of 30.23% over a three-year period;
●	Unlike traditional exchanges, the Company is exposed to movements in digital asset values and the most prominent digital asset being BTC. The historical volatility of BTC over the last 3.49 years as at 30 September 2020 was 82.96%;
●	The Company used volatility of 56.59% in the Black-Scholes-Merton Call Option Model based on the average of the above two points.

The valuation of the Unit Purchase Option is $1,417,149.

21.6 Restricted share units (“RSUs”)

During the six months ended 30 September 2021, the Group issued RSUs to employees and contractors as part of the long-term incentive scheme, as well as sign-on bonus to new employees.

The are three types of RSUs:

1.	Sign-on RSU
2.	Staff incentive RSU (“SI RSU”)
3.	Performance based RSU (“PB RSU”)

The RSUs are equity settled share-based payments in accordance with IFRS 2. The RSUs vest on a graded basis over a three-year period with service conditions. The grant date fair value of the RSUs is the closing share price of the Company share on the grant date. The IFRS 2 expense is recognized based on the grant date fair value and management’s expected number of awards to vest over the vesting period. The PB RSU vesting is further dependent on non-market performance conditions, which are factored in by adjusting the expected number of awards to vest.

	Number of RSUs	Weighted average fair value
		USD
Awarded and unvested as of 1 April 2021	-	-
Granted	2,463,450	5.23
Vested	(35,338)	5.85
Canceled/forfeited	(144,730)	5.41
Awarded and unvested as of 30 September 2021	2,283,382	5.21

As at 30 September 2021, 2,283,382 RSUs were outstanding with a weighted average grant date fair value of $5.21

●	798,279 Sign-on RSU
●	733,713 SI RSU
●	751,390 PB RSU

22 WARRANTS LIABILITY

	Notes	At 30 September 2021	At 31 March 2021
		USD	USD
Public warrants	22.1	-	-
Private warrants	22.2	100,755	5,197,201
		100,755	5,197,201

22.1 Public warrants

	At 30 September 2021	At 31 March 2021
	USD	USD
At 1 April	-	-
Issued public warrants	-	8,324,147
Warrants exercised	-	(3,968,986)
Warrants redeemed	-	(4,355,161)
	-	-

Public warrants are equity instruments as they are settled in the Company’s shares upon exercising and were initially recognized based on the fair value on the date of issuance. No subsequent remeasurement is required.

The public warrants were traded on Nasdaq and the closing trade price on 30 September 2020 was used to measure their fair value. On 30 September 2020, the warrants had a fair value of $8,324,147 (6,212,050 warrants valued at $1.34 each on closing at 30 September 2020), which is included as a Transaction expense in the interim condensed consolidated statement of profit or loss (note 31).

Between January 2021 to March 2021, 2,961,935 warrants ($3,968,986 of the $8,324,147 reserve recorded) were exercised and 1,480,965 shares issued for cash consideration of $17,031,098. The remaining 3,250,115 warrants ($4,355,161 of the $8,324,147 reserve recorded) were redeemed by the Company for $0.01 each. The warrant reserve recognized on 30 September 2020 was reclassified to distributable reserves within retained earnings.

22.2 Private warrants

		At 30 September 2021	At 31 March 2021
	Note	USD	USD
At 1 April		5,197,201	-
Additions		-	16,594,388
Fair value remeasurement	6	(5,096,446)	(11,397,187)
31 March		100,755	5,197,201

On 15 January 2021, the Company raised cash of $38,575,035 via a private placement by issuing 2,571,669 shares and 2,571,669 private warrants. As part of the private placement, a capital raise expense of $2,871,652 was incurred of which $2,376,652 was paid from the capital raise proceeds and a remaining $495,000 accrued as at 31 March 2021 and settled prior to 30 September 2021.

The private warrants have a 3-year tenure and each warrant has an exercise price of $18.75 per share. Based on IFRS 9 and IAS 32, the private warrants are classified as financial liabilities on the basis that there is a contingent settlement provision outside the Company’s control which may require the Company to redeem the private warrants in cash. The private warrants are recorded as warrants liability on the interim condensed consolidated statement of financial position and are measured at fair value through profit or loss.

The fair value of the private warrants on 15 January 2021 was estimated using the Black-Scholes-Merton Call Option Model with the following inputs:

4.	Risk free rate of 0.21% based on the yield of USD Treasury Strips with the same tenure of three years as at 15 January 2021;
5.	No dividend will be paid during the three-year period from 15 January 2021;
6.	Share price volatility of 55.52%, based on judgement below.

Volatility parameter of 55.52% is used on the basis that on 15 January 2021:

●	Volatility from a sample of 52 related companies including traditional stock exchanges had a median of 34.45% over a three-year period;
●	Unlike traditional exchanges, the Company is exposed to movements in digital asset values and the most prominent digital asset being BTC. The historical volatility of BTC over the last three years as at 15 January 2021 was 76.59%;
●	The Company used volatility of 55.52% in the Black-Scholes-Merton Call Option Model based on the average of the above two points.

The model estimates the fair value of the private warrants at $6.45 each with an aggregate value of $16,594,388 and on a pro-rata basis between the shares and warrants issued, the associated capital raise expense of $1,235,341 for the warrants is recorded as a loss (other finance cost) in the consolidated income statement ($1,022,399 was paid in cash and $212,940 accrued).

On 31 March 2021, the option pricing model was updated to estimate the fair value with the below inputs:

●	Risk free rate of 0.31% based on the yield of USD Treasury Strips with the same tenure as the warrant expiry;
●	No dividend will be paid during the warrant tenure;
●	Share price volatility of 52.75%, revised as at 31 March 2021 based on the same judgement as above where the median of the related companies sample was 34.41% and the 2.79 year annualized volatility of BTC at 71.09%.

The updated model estimates the fair value of the private warrants at $2.02 each with an aggregate value of $5,197,201 and a fair value gain of $11,397,187 being recognized in the consolidated statement of profit or loss.

On 30 September 2021, the option pricing model was updated to estimate the fair value with the below inputs:

●	Risk free rate of 0.36% based on the yield of USD Treasury Strips with the same tenure as the warrant expiry;
●	No dividend will be paid during the warrant tenure;
●	Share price volatility of 55.00%, revised as at 30 September 2021 based on the same judgement as above where the median of the related companies sample was 36.37% and the 2.29 year annualized volatility of BTC at 73.63%.

The updated model estimates the fair value of the private warrants at $0.039 each with an aggregate value of $100,755 and a fair value gain of $5,096,446 being recognized in the interim condensed consolidated statement of profit or loss.

23 OTHER RESERVES

Nature and purpose of reserves

23.1 Reverse acquisition reserve

The reverse acquisition reserve arises from the recapitalization of the Group, with the Company’s share capital issued as part of the Transaction. This reserve ensures that the total shareholders equity both pre and pos-Transaction remains the same as that of the Diginex HK group immediately before the Transaction.

23.2 Share-based payment reserve

The share-based payment reserve comprises the fair value of share options and RSUs granted which are yet to vest, accrued share awards (including earn-outs) that have yet to be issued, and reserve recognized for unit purchase options.

23.3 Revaluation surplus

The revaluation surplus arises from the upward revaluation surplus on Group owned digital assets that are measured on a revalued basis that are not yet realized and are recorded as other comprehensive income.

23.4 Foreign currency translation reserve

The foreign currency translation reserve comprises all foreign exchange differences arising from the translation of the consolidated financial statement of foreign operations. The reserve is dealt with in accordance with the Group’s accounting policies.

23.5 Accumulated losses

Accumulated losses are the cumulative net loss of the Group sustained in the business. The losses assume the continuation of Diginex HK as the accounting acquirer following the Transaction.

23.6 Non-controlling interests

The non-controlling interest relates solely to the 15% of Digivault Limited held by employees of the entity.

24 LEASE LIABILITIES

During the six months ended 30 September 2021, there were three new leases entered into by the Group.

On 9 March 2021, the Group entered a lease agreement for an office located in Hong Kong which became available to use on 1 May 2021. The Group will owe monthly rental payments of HK$676,700 (approximately $86,882) from 1 July 2021 until the lease agreement terminates on 30 June 2027. The period 1 May 2021 to 30 September 2021 was rent free.

On 20 September 2021, the Group entered a short-term lease on a rolling basis for GBP8,800 a month for an office in London, United Kingdom.

On 1 July 2021, the Group entered into a lease in St Andrews, Scotland for a fee of GBP1,000 per month for 12 months.

Changes in lease liability is as follows:

	At 30 September 2021	At 31 March 2021
	USD	USD
At 1 April	868,439	3,078,251
Adjustment for foreign exchange	(3,292)	20,082
Increase in lease liability	5,111,736	406,333
Reclassification (note 12(b))	-	(468,839)
Other adjustments	(94,822)	-
Interest expense (note 7)	128,305	231,759
Reduction in lease liability	(565,071)	(2,399,147)
	5,445,295	868,439

Classified in the consolidated statements of financial position as follows:

	At 30 September 2021	At 31 March 2021
	USD	USD
Current	984,036	733,488
Non-current	4,461,259	134,951
	5,445,295	868,439

Maturity of lease liabilities is as follows:

	At 30 September 2021	At 31 March 2021
	USD	USD
Not later than one year	1,231,909	764,103
Later than one year and not later than five years	4,221,581	139,470
Later than five years	781,934	-
	6,235,424	903,573
Finance costs	(790,129)	(35,134)
Present value of minimum lease payments	5,445,295	868,439

The lease commitments have been discounted to calculate a present value of commitments. For the Hong Kong lease, a rate of 5% has been used being the Hong Kong prime borrowing rate. For the other leases, the local rate to borrow in the relevant jurisdiction has been applied.

25 OTHER PAYABLES AND ACCRUALS

		At 30 September 2021	At 31 March 2021
	Note	USD	USD
Accounts payable		6,753,862	3,458,574
Accruals	(a)	2,801,038	2,511,309
Provisions	(b)	539,898	-
Other payables		301,727	280,219
		10,396,525	6,250,102

Note 25(a): Accruals at 30 September 2021 includes fees associated with the legal and regulatory structure of the pending launch of the Investment Products business, holiday pay accruals for employees and others associated with the on-going running of the Group

Note 25(b): Provisions include the dilapidation provision associated with the lease entered into in Hong Kong (see note 12) and EQONEX promotional activities during the six months ended 30 September 2021.

26 NOTES PAYABLE

Diginex Capital Limited, a subsidiary incorporated in the United Kingdom and operating as an Authorized Representative of Starmark, issued a loan note with a value date of 6 September 2019. Starmark is regulated by the Financial Conduct Authority (“FCA”), the financial services regulatory body in the United Kingdom. The loan note was only available to employees and shareholders of Diginex HK and its subsidiaries due to regulatory constraints. The loan note was structured in $5,000 units and paid interest of 15% per annum. As of 31 March 2020, Diginex Capital had raised $675,000 and accrued $57,064 of interest payable. During the year ended 31 March 2021, a further $17,156 of interest was accrued (note 7) until the notes were redeemed early, in full, on 1 June 2020.

27 CONVERTIBLE BOND

In May 2020, Diginex HK issued a 24 month convertible bond with a 10% annual coupon rate which had a provision for mandatory conversion into Diginex HK shares two business days prior to the completion of the Transaction. The convertible bond raised $25,000,000 which consisted of $24,415,000 in cash and $585,000 of non-cash transfers from the salary deferral scheme and shareholder loan of $485,000 and $100,000 respectively. Expenses related to the raise of the convertible bond amounted to $652,202 of which $504,951 was settled by the issuance of 6,319 Diginex HK shares (note 20(f)).

Finance costs of $509,384 were accrued via the 10% coupon on the convertible bond. On 21 September 2020, the convertible bond of $25,000,000 and finance costs accrued at that point of $436,232 were converted into Diginex HK shares under the mandatory conversion provision. The Transaction was anticipated to close on 23 September and hence the convertible bond converted on 21 September 2020. However, as the Transaction completed on 30 September 2020 additional interest was accrued, but not converted into Diginex HK shares from 22 to 28 September 2020 amounting to $47,945 and is classified as amount due to shareholders on the interim condensed consolidated statement of financial position. Additional finance costs, recorded under the effective interest rate method in accordance with IFRS 9, of $25,207 were capitalized against the expenses related to the raise of capital (note 20(f)).

28 CONTINGENCIES

There were no contingencies on the date the interim condensed consolidated financial statements were approved.

29 RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

The table below provides a reconciliation of the principal amount on liabilities arising from financing activities presented in the interim condensed consolidated statement of cash flows, excluding interests:

	1 April 2020	Cash flows	Other changes	31 March 2021
	USD	USD	USD	USD
Loans from shareholders	10,599,039	(3,849,050)	(6,749,989)	-
Notes payable	675,000	(675,000)	-	-
Convertible bond	-	24,272,539	(24,272,539)	-
Warrants liability	-	15,571,989	(10,374,788)	5,197,201
	11,274,039	35,320,478	(41,397,316)	5,197,201

	1 April 2021	Cash Flows	Other changes (i)	30 September 2021
	USD	USD	USD	USD
Warrants liability	5,197,201	-	(5,096,446)	100,755
	5,197,201	-	(5,096,446)	100,755

Note (i) In the period ended 30 September 2021, other changes is the remeasurement gain on the warrants liability of $5,096,446.

30 SUBSIDIARIES

During the six months ended 30 September 2021, the Group established three new subsidiaries:

Name of entity	Place of incorporation and operation	Principal activities	Particulars of issued/registered share capital	Percentage of ownership interest
Digital Management Ltd	Republic of Seychelles	Financial trading	1 ordinary share of US$100	Indirect 100%
Digital Software Technology Ltd	Republic of Seychelles	Technology service provider	1 ordinary share of US$100	Indirect 100%
Digivault GmbH	Germany	Inactive	25,000 ordinary shares of EUR1	Indirect 85%

31 ACQUISITIONS

31.1 8i Enterprises Acquisition Corp and Diginex Limited

On 30 September 2020, the Company completed the Transaction with 8i Enterprises and Diginex HK where the Company issued 6,688,392 shares to 8i Enterprises shareholders and service providers to the Transaction as well as 25,000,000 shares to the Diginex HK shareholders. The 6,688,392 shares issued were valued at $8.50 based on the quoted trading price on 30 September 2020, with a total value of $56,851,332.

In addition, the Company also issued 6,212,050 warrants to the former warrant holders of 8i Enterprises on a one to one basis as part of the Transaction. The warrants were valued at $1.34 based on the quoted trading price on 30 September 2020, with a total value of $8,324,147.

As a result of the Transaction, the Diginex HK shareholders became the majority shareholders of the Company and Diginex HK is considered the accounting acquirer per the Group’s accounting policy.

As at 30 September 2020, 8i Enterprises held cash of $35,263,363 in Trust due back to the redeeming former shareholders of 8i Enterprises and recorded an equivalent redemption liability. The redemption liability was settled in full on 2 October 2020.

The fair values of the identifiable assets and liabilities of 8i Enterprises acquired as at 30 September 2020, the date of Transaction were as follows:

Net assets acquired:	Notes	USD
Prepayments, other receivables and other assets		54,166
Cash held in trust		35,263,363
Cash and cash equivalents		24,149,525
Redemption liability		(35,263,363)
Accounts payable		(909,051)
Other payables and accruals		(1,725,000)
Amount due to Diginex HK		(390,030)
Total identifiable net assets at fair value		21,179,610
Transaction expense	6	43,995,869
Deemed consideration (see below)		65,175,479

Deemed consideration comprised of:
- 6,688,392 shares valued at $8.50 per share		56,851,332
- 6,212,050 warrants valued at $1.34 per warrant	22	8,324,147
		65,175,479

An analysis of the cash flows in respect of the acquisition of a subsidiary is as follows:
Cash consideration paid		-
Cash and cash equivalents acquired		24,149,525
Net cash inflow generated from acquisition		24,149,525

The fair values of the identifiable assets and liabilities of the Company acquired as at the date of acquisition were as follows:

Net assets acquired:	Note	USD
Prepayments, other receivables and other assets		2,191
Cash and cash equivalents		50
Other payables and accruals		(18,851)
Total identifiable net assets at fair value		(16,610)
Recapitalization difference taken to reverse acquisition reserve	20	16,610
Deemed consideration		-
An analysis of the cash flows in respect of the acquisition of a subsidiary is as follows:
Cash consideration paid		-
Cash and cash equivalents acquired		50
Net cash inflow generated from acquisition		50

Upon incorporation, the Company issued one founding share at $1 on 1 October 2019. On completion of the Transaction, the Company’s net liabilities of $16,610 and share capital of $1 were consolidated into the Group’s interim condensed consolidated financial statements via the recapitalization of Diginex HK.

32 DISCONTINUED OPERATIONS

On 15 May 2020, Diginex HK, together with Diginex Solutions Limited, sold the legal entities of Diginex Solutions (HK) Limited and Diginex USA LLC, together with the trademarks associated with the Diginex name, to a related party, Rhino Ventures Limited, an entity controlled by Miles Pelham, the founder of Diginex HK. The consideration of $6,000,000 was netted against the shareholder loan with Pelham Limited, also an entity controlled by Miles Pelham. In addition, Diginex HK agreed to fund the business for six months post the sale at a 25% discount to the projected costs. The assets and liabilities of Diginex Solutions (HK) Limited and Diginex USA LLC have not been disclosed as available for sale as they are deemed immaterial.

The gain on sale is calculated as below:

USD
Proceeds:
Shareholder loan settled	6,000,000
Total proceeds	6,000,000
Costs:
Net costs incurred on behalf – note (a)	991,609
Cost of investment	11,274
Total costs	1,002,883

Gain on sale	4,997,117

Note (a) – as part of the sale agreement, Diginex HK agreed to continue funding the Solutions Business for six months post sale. Subsequent to the agreement, a one-off payment was made to settle the liability at a 25% discount.

A summary of the discontinued gain (loss) and cash flow is below:

	Six months ended 30 September 2021	Six months ended 30 September 2020
	USD	USD
Gain on sale	-	4,997,117
Revenue	-	-
General and administrative expenses	-	(117,137)
Gain from discontinued operations	-	4,879,980
Adjustment for:
Net cash (inflow) from operating activities – note (b)	-	(5,987,534)
Net (decrease) in cash generated from discontinued operations	-	(1,107,554)

Note (b) – For the six months ended 30 September 2020, $5,987,534 is net of $6,000,000 proceeds less $12,466 related to shares issued to employees of the Solutions Business ($9,263 relates to the employee salary deferral scheme and $3,203 relate to costs incurred on behalf per note (a) above).

33 FINANCIAL RISK MANAGEMENT

33.1 Market risk factors

The Group’s activities expose it to a variety of market risks including: price risk, foreign currency risk, interest rate risk, and liquidity risk management. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.

The risks are minimized by the financial management policies and practices described below.

33.1.1 Price risk

The Group’s exposure to unlisted equity securities price risk arises from investments held by the Group and classified in the consolidated statement of financial position as at fair value through profit or loss (FVTPL) (note 13). As at the period end the Group’s investment in unlisted equity securities is predominantly focused on the investment into the BP Fund which in turn in exposed to digital asset price risk.

The Group’s exposure to digital asset price risk arises from digital assets held by the Group on a revaluation basis, mostly in BTC (note 18) and USDC (note 19), as well as the investment made to the BP Fund which is exposed to price changes due to the performance of the underlying funds.

The Group has issued private warrants which are subject to price risks driven by the volatility of the Company’s share price and the spot price of the shares at a particular point in time when the warrants are being valued.

33.1.2 Foreign currency risk

The Group operates primarily in USD and HKD, albeit there is an increasing exposure to GBP, SGD and EUR. Given USD and HKD are pegged within a range the Group had a reduced exposure to foreign currency risk during the period. Given the increasing exposure to other currencies the Group is formalizing a foreign currency hedging policy in respect of foreign currency transactions, assets and liabilities. The Group monitors its foreign currency exposure closely and will consider hedging significant foreign currency exposure to manage the risk. The material balance sheet items are denominated in USD and as such no sensitivity analysis on the impact of foreign exchange movements has been performed.

33.1.3 Interest rate risk

The Group has minimal interest rate risk because there are no significant borrowings at variable interest rates. The Group currently does not have an interest rate hedging policy. However, the management monitors interest rate exposure and will consider other necessary action when significant interest rate exposure is anticipated. The Group’s cash flow interest rate risk relates primarily to variable-rate bank balances. The exposure to the interest rate risk for variable rate bank balances is insignificant as the bank balances have a short maturity period.

33.1.4 Liquidation risk management

The Group currently takes no proprietary trading positions and is not exposed to deliberate position risk, but is exposed to a small amount of market risk via the EQONEX exchange in managing the liquidation mechanism in place to close clients’ open trading positions in the event that they breach minimum margin requirements. The Group runs a liquidation risk management desk which is used to liquidate client positions in the event of there being insufficient liquidity on the exchange liquidation platform or main order book to liquidate client positions. Any positions taken on by the liquidation risk management desk are hedged immediately, to minimize the market risk, but some residual exposure exists in the execution of hedges and unwinding positions.

33.2 Credit risk

The Group has exposure to credit risk arising from monies relating to amounts due from shareholders, related parties, trade receivables as well as deposits with banks. Credit risk is managed on a Group basis. The amount of the Group’s maximum exposure to credit risk is the amount of the Group’s carrying value of the related financial assets and liabilities as of the end of the reporting period.

33.2.1 Deposits with banks

With respect to the Group’s deposits with banks, the Group limits its exposure to credit risk by placing deposits with financial institutions with high credit ratings and no recent history of default. Given the high credit ratings of the banks, management does not expect any counterparty to fail to meet its obligations. Management will continue to monitor the position and will take appropriate action if their ratings are changed. As at 30 September 2021 and 31 March 2021 the Group had a concentration of deposits with one bank but does have additional banking relationships to mitigate any concentration risk.

33.2.2 Amounts due from shareholders and related companies

If the parties are independently rated, these ratings are used. Otherwise, the Group’s risk measurement and monitoring process includes assessment of the credit quality of the parties, taking into account its financial position, past experience and other factors impacting credit quality of the parties.

Other than the credit risks mentioned above, the Group does not have any other significant concentrations of credit risk. The exposures to these credit risks are monitored on an ongoing basis.

33.2.3 On-exchange credit

Following the launch of EQONEX, the Group has offered notional on-exchange credit to selected clients. Notional on-exchange credit increases the available trading balance to those selected clients and is termed as notional as there is no physical transfer of assets to the clients. The notional credit offered has restricted use on EQONEX and cannot be withdrawn. Collateral is deposited by the trading counterparties in advance of receiving on-exchange credit and the risk of any loss is mitigated by risk management processes in place such as regular reconciliations and margin calls in advance of the client’s asset portfolio breaching the advanced credit balance. As at 30 September 2021, the total value of notional credit outstanding to the selected clients was 180.5 BTC, 800 BCH, 1983.3 ETH and USDC 22,550,000 (31 March 2021: USDC 925,000 and 0.3 BTC). Against the notional credit advanced the Group held collateral deposited by the clients of $150,000, 200 BCH, 49.4 BTC, 415.6 ETH, and USDC 7,250,000 (31 March 2021: $150,000 and USDC 310,000). At 30 September 2021, all clients, that had been allocated on-exchange credit had balances in excess of the notional advance in their trading accounts on EQONEX.

Other than the credit risks mentioned above, the Group does not have any other significant concentrations of credit risk. The exposures to these credit risks are monitored on an ongoing basis.

33.3 Liquidity risk

33.3.1 Financing arrangement

The Group monitors its cash position on a regular basis and manages cash and cash equivalents to finance the Group’s operations. The Group has been primarily financed via the proceeds from the shareholder investments via the convertible bond, Transaction, private placement, and exercised warrants.

33.3.2 Maturities of financial liabilities

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the end of each financial reporting period to the contractual maturity dates. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Within 1 year	1-5 years	Over 5 years	Total
	USD	USD	USD	USD
At 31 March 2021
Other payables and accruals	6,250,102	-	-	6,250,102
Amount due to an associate	900,000	-	-	900,000
Lease liabilities	764,103	139,470	-	903,573
Amount due to related parties	203,460	-	-	203,460
Client liabilities	27,021,925	-	-	27,021,925
Amount due to directors	6,785	-	-	6,785
Warrants liability	5,197,201	-	-	5,197,201
	40,343,576	139,470	-	40,483,046

At 30 September 2021
Other payables and accruals	10,396,525	-	-	10,396,525
Amount due to an associate	900,000	-	-	900,000
Lease liabilities	1,231,909	4,221,581	781,934	6,235,424
Amount due to related parties	208,760	-		208,760
Client liabilities	44,320,878	-	-	44,320,878
Amount due to directors	8,293	-	-	8,293
Warrants liability	100,755	-	-	100,755
	57,167,120	4,221,581	781,934	62,170,635

33.4 Capital risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and to maximize the return to the shareholders through the optimization of the debt and equity balance.

The Group manages its capital structure and adjusts it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders, issue new shares or other instruments. No changes were made in the objectives, policies or processes for managing capital during the six months ended 30 September 2021.

The Group has a subsidiary that holds Type 4 and Type 9 licenses from the Hong Kong Securities and Futures Commission and is subject to minimal capital requirements. Other than this, the Group was not subject to any externally imposed capital requirements during the reporting periods.

33.5 Fair values measurements

33.5.1 Fair value hierarchy

Per IFRS 9, all financial instruments are initially measured at fair value plus or minus transaction costs in the case of a financial asset or liability not at FVTPL. This section explains the judgements and estimates made in determining the fair values of the financial instruments and non-financial assets that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments and non-financial assets into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

Fair value measurements using:
At 30 September 2021	Level 1	Level 2	Level 3	Total
	USD	USD	USD	USD
Recurring fair value
Financial assets at FVTPL	181,962	-	2,222,226	2,404,188
Financial liability at FVTPL	-		100,755	100,755
Digital assets	3,682,360	-	-	3,682,360
USDC	4,177,261	-	-	4,177,261
	8,041,583	-	2,322,981	10,364,564

Fair value measurements using:
At 31 March 2021	Level 1	Level 2	Level 3	Total
	USD	USD	USD	USD
Recurring fair value
Financial assets at FVTPL	304,053	-	-	304,053
Financial liability at FVTPL	-	-	5,197,201	5,197,201
Digital assets	348,998	-	-	348,998
USDC	2,034,800	-	-	2,034,800
Non-recurring fair value measurements
Financial assets at amortized cost (a)	-	-	45,538	45,538
	2,687,851	-	5,242,739	7,930,590

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

Level 2 inputs, other than quoted prices included within Level 1, are those that are observable for the asset or liability, either directly or indirectly; and

Level 3 inputs are unobservable inputs for the asset or liability.

Note 33.5.1(a): This relates to an amount due from an associate (note 15) which was impaired in the year ended 31 March 2020 under the expected credit loss methodology. During the year ended 31 March 2021, the balance is being settled via a repayment agreement via a 3rd party recorded within other receivables. The balance was fully repaid in April 2021.

33.5.2 Valuation techniques used to determine fair values

Below lists the valuation techniques and key inputs used by the Group to value its Level 3 financial assets and liabilities.

Investment	Amount USD	Valuation techniques and key inputs	Significant unobservable inputs	Relationship of unobservable inputs to fair value and sensitivity

Shadow Factory	Nil	Review of financial results and projections as at 30 September 2021	(i): Discount rate; (ii): Revenue growth rate	A slight increase in the discount rate or decrease in revenue growth rate used in isolation would result in a decrease in the fair value

Nynja	Nil	Review of financial results and projections as at 30 September 2021	(i): Discount rate; (ii): Revenue growth rate	A slight increase in the discount rate or decrease in revenue growth rate used in isolation would result in a decrease in the fair value

BP Fund	2,222,226	Based on NAV Report received from the fund administrators, corroborated with no premium/discount made by third party investments	(i): NAV Report from the fund administrators; (ii): Third party investments value premium/discount	A discount or premium placed by third party investors into the BP Fund over the NAV would result in an adjustment in the estimation of fair value

Warrants liability	100,755	Black-Scholes modelling taking into account of: current share price, risk free rates, expected share price volatility based on unobservable inputs, dividend rate, tenure	(i): Historical share price volatility of comparable companies; (ii): Bitcoin volatility	A movement in the volatility of comparable companies and bitcoin in isolation would result in an increase or decrease in the fair value.

33.5.3 Reconciliation of Level 3 fair value measurements

	30 September 2021	31 March 2021
	USD	USD
At 1 April	5,242,739	1,377,421
Additions	2,000,000	16,594,388
Repayments	(45,538)	(760,136)
Fair value remeasurement	(4,874,220)	(11,797,187)
Impairment reversal	-	21,071
Repayment by 3rd party	-	(191,645)
Adjustment for foreign exchange	-	(1,173)
	2,322,981	5,242,739

33.5.4 Financial assets and financial liabilities measured at amortized cost

The financial assets and financial liabilities in the table below are measured at amortized cost. Management believes the carrying amounts of these financial assets and liabilities measured at amortized cost approximate their Level 3 fair values due to the short-term maturities

	Notes	At 30 September 2021	At 31 March 2021
		USD	USD
Financial assets
Trade receivables	14.1	34,007	12,604
Other receivables	14.2	330,647	259,858
Amounts due from related companies	16.2	60,532	12,296
Amounts due from shareholders	16.4	32,715	36,963
Total		457,901	321,721

Financial liabilities:
Amount due to an associate	15.2	900,000	900,000
Amounts due to related companies	16.3	208,760	203,460
Amounts due to directors	16.5	8,293	6,785
Other payables and accruals	25	10,396,525	6,250,102
Total		11,513,578	7,360,347

34 SUBSEQUENT EVENTS

●	On 29 December 2021, 150,158 shares were issued to settled RSUs and to settle accrued share awards;
●	On 30 December 2021, 1,471 shares were issued to an employee per the employment contract;
●	On 30 December 2021, the 5,600,000 employee share options vested and automatically converted into the Company’s shares;
●	On 11 January 2021, 164,466 shares were issued to a service provider;
●	On 28 February 2022, Diginex Limited acquired 15% of Digivault Limited from the holders in exchange for 1,464,291 shares in Eqonex Limited. Post the transaction Diginex Limited holds 100% of the issued share capital of Digivault Limited. Should substantially all the shares of Digivault be sold within 12 months of this transaction for consideration in excess of $100m, the sellers of the 15% will be entitled to 5% of any amounts received above $100m, pro rata subject to the percentage of Digivault shares sold;
●	On 7 March 2022, Eqonex Limited entered into a $36m convertible loan agreement with Bifinity UAB. The loan carries an interest charge of 4% per annum. The loan will be drawn down in monthly $3m instalments during the first quarter, commencing on 15 March 2022, and $9m per quarter, in advance, for the remaining three quarters. The loan must be repaid 18 months after each drawdown or can be converted by Bifinity at any time, at their option, into shares of Eqonex Limited. The loan can be converted into equity at a share price of $1.89. Under the terms of the loan agreement, Bifinity has the right to appoint the Chief Executive Officer, Chief Financial Officer and Chief Legal Officer for Eqonex. Bifinity will also have two seats on the Eqonex board.